SHEARSON AMERICAN REIT, INC.
1959 REDONDO DR.
LOS ANGELES, CA.

February 4, 2013

Duc Dang
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Shearson American REIT, Inc. Registration Statement on Form S-1 Amendment No. 8. File No. 333-168738

Dear Duc Dang:

We have filed on EDGAR the above Amendment No. 8.

We have attached a Response Table to this correspondence detailing our responses to the comments.

We furnish responses and a marked Form 10 as well as a clean Form 10 on EDGAR.

We are also furnishing the 1). The Operating Limited Partnership, 2) The Advisory Agreement, and 3) Company Stock Incentive Plan, supplementally attached hereto.

Thank you for your consideration.

Sincerely,

/s/ John D. Williams
John D. Williams
Chairman

We have reviewed Amendment No. 6 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Please incorporate your responses to these comments, as applicable, in your future Exchange Act periodic reports.

General

1.
We note your responses to comments 2 and 3 of our letter dated September 21, 2012. We note your disclosure on page 3 that you “need to become a fully reporting SEC Company with securities qualified for quotation on the OTCBB before proceeding in any more formal manner.” Please discuss the basis for this belief.

We have revised this section to explain more fully our reasons.

Specifically, our plan of operations for the next 12 months is as follows:

•
From today until the end of December 2014 we plan to focus our efforts in order to complete a Reg. D Private Placement offering, file properly to SEC and FINRA, and do all necessary actions in order to receive an OTCBB ticker. The estimated expenses in order to accomplish this milestone are about $150,000.00. These expenses will be covered by a $150,000.00 loan given by one of the directors to the company. We will receive no proceeds from the sale of shares offered by the selling shareholders until we are issued a trading symbol.

•
Commencing in 2013, upon issuance of a trading symbol, we plan to raise additional funds in order to be able to cover our operational expenses and have the needed financing to acquire our first pieces of real estate. We believe that the proceeds raised in this unregistered offering and the $150,000.00 loan from our directors will satisfy our cash requirement. If we will not be able to raise any additional funds by the end of December 2014 we do not anticipate having the ability to continue our operations. We may need or obtain debt financing to implement our business plan. However, we initially contemplate pursuing equity financing only to cover our expenses and finance our first acquisitions of real estate properties. We anticipate that securing a ticker symbol may assist us in raising equity financing because in order to secure this symbol we will become an SEC reporting company and must comply with all SEC reporting requirements, which offers potential investors greater transparency concerning our operations. In addition, if our stock is qualified for quotation on the OTCBB, investors will know there may be a market, although limited, available for the resale of shares which they purchase. Of course, there is no assurance that we will be able to raise any future capital in any amount even if we do secure a ticker symbol and if we fail to do so investors could lose their entire investment.

2.
We note the disclosure in the penultimate bullet point on page 4 regarding capital to be raised by the end of 2013. Considering you are not in the process of registering a public offering, please elaborate and provide the basis for your expectations disclosed in this bullet point. Explain how you will raise needed funds.

The following section has been added to explain how additional funds will be reaised.

The company registration with the SEC became effective September 7th, 2010. As such the  Company intends  to issue a REG D private placement. We will offering 26,352,944 shares of our common stock. We do not know what the trading price of our common stock will be or if it will ever trade. All of the shares of common stock offered by this Private Placement Memorandum will be sold by us. We intend to list our common stock on the Over the Counter Bulletin Board (OTCBB); or on the American Stock Exchange if we can eventually meet the capital and other requirements.

We intend to elect and qualify to be taxed as a real estate investment trust for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2013. To assist us in qualifying as a real estate investment trust, stockholders are generally restricted from owning more than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of common or preferred stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Common Stock estimated outstanding	52,514,749 shares
Preferred Stock outstanding (1)	-0-
Warrants outstanding (2)	-0-
Common Stock offered by Shearson REIT	26,352,944 shares
Warrants offered by Shearson REIT (3)	-0-
Common Stock outstanding after the offering (5)	78,867,693
Warrants outstanding after the offering	52,705,888 warrants
Total Common Stock outstanding after all units sold and warrants Exercised	131,573,581 shares

(1)	No Preferred Stock has been issued by Shearson REIT to date.

(2)	No warrants have been issued by Shearson REIT to date.

(3)
There are two different types of Warrants being offered. The first type (“Warrant A”) entitles the holder to purchase one share of Shearson REIT’s Common Stock for a price of $10.00 per share at any time until April 30, 2014. The second type (“Warrant B”) entitles the holder to purchase one share of Shearson REIT’s Common Stock for a price of $12.00 per share at any time April 30, 2015. See “DESCRIPTION OF SECURITIES.”

(4)	The total number of shares of Shearson REIT’s Common Stock assumes 26,352,944 Units are sold but does not include the exercise of any of the Warrants.

(1)
Excludes (a) up to 5,000,000 shares of our common stock issuable upon the exercise of the broker dealers’ option to purchase additional shares of our common stock and (b) 5,000,000 shares of our common stock issuable in the future under our equity incentive plan.

3.
Our principal demands for cash will be for acquisition costs, including the purchase price of any properties, loans and securities we acquire, improvement costs, the payment of our operating and administrative expenses, continuing debt service obligations and distributions to our shareholders. Generally, we will fund our acquisitions from the net proceeds of this offering. We intend to acquire our assets with cash and mortgage or other debt, but we also may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash or in units of interest in partnerships created for that purpose.

6.
We expect to use debt financing as a source of capital. At the date of acquisition of each asset, we anticipate that the cost of investment for such asset will be substantially similar to its fair market value, which will help us to satisfy our future requirements under the NASAA REIT Guidelines. However, subsequent events, including changes in the fair market value of our assets, could result in our exceeding these limits. See the section entitled “Investment Objectives, Strategy, and Policies” in this prospectus for a more detailed discussion of our borrowing policies.

7.
We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, continuing debt service obligations and the payment of distributions. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on our ability to attract and retain tenants and the economic and business environments of the various markets in which our properties are located. Our ability to sell our assets is partially dependent upon the state of real estate markets and the ability of purchasers to obtain financing at reasonable commercial rates. In general, our policy will be to pay distributions from cash flow from operations. We do not intend to fund such distributions from offering proceeds. However, if we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, advances from our Advisor, our Advisor’s deferral, suspension and/or waiver of its fees and expense reimbursements, to fund distributions, we may use the offering proceeds. Moreover, our board of directors may change this policy, in its sole discretion, at any time.

8.
Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties and undistributed cash flow. Note that, currently, we have not identified any additional sources of financing and there is no assurance that such sources of financings will be available on favorable terms or at all.

Item 1. Business, page 1

Organization, page 1

Shearson American REIT, Inc., page 5

We note that you intend to be the limited partner of your partnership and that your advisor will be the general partner. Please explain why you are structuring your partnership in this manner. Please disclose any conflicts that this structure may present and disclose what will occur if you decide to terminate your advisor. Please add risk factors, as appropriate, to address the risks associated with this structure.

We have revised our governing and operational structure as follows so that all of our property will be owned in a Delaware Limited Partnership and all operational real estate activities will be managed by our advisor Shearson American Advisor L.C., a Delaware company.  As such we have added the following description to our Form 10.

DESCRIPTION OF THE
PARTNERSHIP AGREEMENT OF SHEARSON AMERICAN, L.P.

The material terms and provisions of the Agreement of Limited Partnership of Shearson American , L.P. which we refer to as the “partnership agreement” are summarized below. For more detail, you should refer to the partnership agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. For purposes of this section, references to “we,” “our,” “us” and “our company” refer to Shearson American , Inc.

Management of Our Operating Partnership

Our operating partnership, Shearson American , L.P., is a Delaware limited partnership that was formed on February 4, 2013. We are the sole general partner of the operating partnership and conduct substantially all of our business through it.

As the sole general partner of the operating partnership, we exercise exclusive and complete discretion in its day-to-day management and control, subject to the consent of the limited partners in certain limited circumstances (as discussed below) and except as expressly limited in the partnership agreement. We can cause the operating partnership to enter into certain major transactions, including acquisitions, dispositions and refinancing and cause changes in its line of business, capital structure and distribution policies. The limited partners of our operating partnership may not transact business for, or participate in the management activities or decisions of, the operating partnership, except as provided in the partnership agreement and as required by applicable law. Some restrictions in the partnership agreement restrict our ability to engage in a business combination as more fully described in “—Transferability of Partnership Interests; Termination Transactions” below.

Indemnification of our Officers and Directors

To the extent permitted by applicable law, the partnership agreement indemnifies us, as general partner, and our officers and directors and any other persons we may designate. Similarly, the partnership agreement limits our liability, as well as that of our officers and directors, to the operating partnership.

Transferability of Interests; Termination Transactions

The limited partners may not remove us as general partner of the operating partnership, with or without cause, other than with our consent. Generally, we may not voluntarily withdraw from or transfer or assign our interest in the operating partnership, other than to our affiliates (as defined under federal securities laws), without the consent of limited partners holding more than 50% of the partnership interests of all limited partners (other than those held by us or our subsidiaries).

Any transfer of operating partnership units by the limited partners, other than to us, as general partner, or to family members, affiliates (as defined under federal securities laws), original limited partners and charitable organizations and as collateral in connection with certain lending transactions, subject to specified limitations, will be subject to a right of first refusal by us and must be made only to “accredited investors” as defined under Rule 501 of the Securities Act. In each case, the transferee must agree to assume the transferor’s obligations under the partnership agreement.

In addition, without our consent, limited partners may not transfer their operating partnership units:

•	to any person who lacks the legal right, power or capacity to own the operating partnership units,
•	in violation of applicable law,
•	where the transfer is for only a portion of the rights represented by the operating partnership units, such as the partner’s capital account or right to distributions,
•
if we believe the transfer could cause the termination of the operating partnership or could cause it to no longer be classified as a partnership for United States federal or state income tax purposes,

•
if the transfer would cause the operating partnership to become, with respect to any employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, a “party-in-interest” (as defined in ERISA Section 3(14)) or a “disqualified person” (as defined in Code Section 4975(c)),

•
if the transfer could, based on the advice of counsel to us or the operating partnership, cause any portion of the assets of the operating partnership to constitute assets of any employee benefit plan pursuant to United States Department of Labor Regulations Section 2510.3-101,

•	if the transfer would require registration under applicable federal or state securities laws,
•	if the transfer could be treated as effectuated through an “established security market” or a “secondary market” under the Code and applicable Treasury regulations,
•	if the transfer could cause the operating partnership to become a “publicly traded partnership” under the Code,
•	if the transfer could cause the operating partnership to fail one or more of the “safe harbors” provided by the Code or applicable Treasury regulations,
•	if the transfer would cause the operating partnership to become a reporting company under the Exchange Act,
•	if the transfer could cause the operating partnership to be regulated under the Investment Company Act of 1940, as amended, or the Investment Advisors Act of 1940, as amended,
•	if the transferee or assignee is unable to make the representations regarding ownership required by the partnership agreement, or
•	if the transfer would adversely affect our ability to maintain our qualification as a REIT or subject us to additional taxes.

We may not engage in a merger, consolidation or other combination with or into another entity, sale of all or substantially all of our assets, or any reclassification, recapitalization or change of our outstanding equity interests, each of which we refer to as a “termination transaction,” unless the termination transaction has been approved by partners holding more than 50% of all outstanding partnership interests, or in connection with which all limited partners will either receive, or will have the right to elect to receive, for each operating partnership unit an amount of cash, securities or other property equal to the product of:

•	the number of shares of common stock into which each operating partnership unit is then exchangeable, and

•	the greatest amount of cash, securities or other property paid to the holder of one share of common stock in consideration for one share of common stock pursuant to the termination transaction.

If, in connection with a termination transaction, a purchase, tender or exchange offer is made to holders of our common stock, and the common stockholders accept this purchase, tender or exchange offer, each holder of operating partnership units must either receive, or must have the right to elect to receive, the greatest amount of cash, securities or other property which that holder would have received if immediately prior to the expiration of the purchase, tender or exchange offer, it had exercised its right to redemption, received shares of common stock in exchange for its operating partnership units, and accepted the purchase, tender or exchange offer.

We also may merge or otherwise combine our assets with another entity if the following conditions are met:

•
immediately after the merger or other combination, substantially all of the assets directly or indirectly owned by the surviving entity, other than operating partnership units held by us as general partner, are owned directly or indirectly by the operating partnership as the surviving partnership or another limited partnership or limited liability company which is the surviving partnership of a merger, consolidation or combination of assets with the operating partnership,

•
the limited partners own a percentage interest of the surviving partnership based on the relative fair market value of the net assets of the operating partnership and the other net assets of the surviving partnership immediately prior to the consummation of this transaction,

•
the rights, preferences and privileges of the limited partners in the surviving partnership are at least as favorable as those in effect immediately prior to the consummation of the transaction and as those applicable to any other limited partners or non-managing members of the surviving partnership, and

•
the limited partners may exchange their interests in the surviving partnership for at least one of (1) the consideration available to the limited partners pursuant to the second preceding paragraph, (2) the right to redeem their operating partnership units for cash on terms equivalent to those in effect with respect to their operating partnership units immediately prior to the consummation of the transaction or (3) if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, shares of those common equity securities, at an exchange ratio based on the relative fair market value of those securities and our common stock.

Our board of directors will reasonably determine relative fair market values and rights, preferences and privileges of the limited partners as of the time of the termination transaction. These values may not be less favorable to the limited partners than the relative values reflected in the terms of the termination transaction.

We must use commercially reasonable efforts to structure transactions like those described above to avoid causing the limited partners to recognize gain for United States federal income tax purposes by virtue of the occurrence of or their participation in the transaction. In addition, the operating partnership must use commercially reasonable efforts to cooperate with the limited partners to minimize any taxes payable in connection with any repayment, refinancing, replacement or restructuring of indebtedness, or any sale, exchange or other disposition of its assets.

Issuance of Additional Operating Partnership Units Representing Partnership Interests

As sole general partner, we have the ability to cause the operating partnership to issue additional operating partnership units representing general and limited partnership interests or other partnership interests in one or more classes, or one or more series of any such classes. These additional operating partnership units may include preferred operating partnership units. In addition, we may issue additional shares of our common stock or convertible securities, but only if we cause our operating partnership to issue to us partnership interests or rights, options, warrants or convertible or exchangeable securities of our operating partnership having designations, preferences and other rights, so that the economic interests of our operating partnership’s interests issued are substantially similar to the economic interests of the securities that we have issued.

Capital Contributions

We contributed to our operating partnership all of the net proceeds of our initial public offering as our initial capital contribution in exchange for a 96.1% general partnership interest. Some of our directors, officers and their affiliates contributed properties and assets to our operating partnership and became limited partners and, together with other limited partners, initially owned the remaining 3.9% limited partnership interest. As of March 31, 2011, we owned a 92.2% partnership interest and other limited partners, including some of our directors, officers and their affiliates, owned the remaining 7.8% partnership interest.

The partnership agreement provides that we, as general partner, may determine that our operating partnership requires additional funds for the acquisition of additional properties or for other purposes. Under the partnership agreement, we are obligated to contribute the proceeds of any offering of stock as additional capital to our operating partnership. Our operating partnership is authorized to cause partnership interests to be issued for no tangible value or less than fair market value if we conclude in good faith that such issuance is in the interests of our operating partnership.

The partnership agreement provides that we may make additional capital contributions, including properties, to our operating partnership in exchange for additional operating partnership units. If we contribute additional capital and receive additional partnership interests for the capital contribution, our percentage interests will be increased on a proportionate basis based on the amount of the additional capital contributions and the value of our operating partnership at the time of the contributions. Conversely, the percentage interests of the other limited partners will be decreased on a proportionate basis. In addition, if we contribute additional capital and receive additional partnership interests for the capital contribution, the capital accounts of the partners may be adjusted upward or downward to reflect any unrealized gain or loss attributable to the properties as if there were an actual sale of the properties at the fair market value thereof. No person has any preemptive, preferential or other similar right with respect to making additional capital contributions or loans to the operating partnership or the issuance or sale of any operating partnership units or other partnership interests.

Our operating partnership could issue preferred partnership interests in connection with acquisitions of property or otherwise. Any such preferred partnership interests would have priority over common partnership interests with respect to distributions from our operating partnership, including the partnership interests that our wholly owned subsidiaries own.

Amendments of the Partnership Agreement

Amendments to the partnership agreement may be proposed by us, as general partner, or by limited partners owning at least 25% of the operating partnership units held by limited partners.

Generally, the partnership agreement may be amended, modified or terminated only with the approval of partners holding 50% of all outstanding operating partnership units (including the operating partnership units held by us as general partner and as a limited partner). However, as general partner, we have the power to unilaterally amend the partnership agreement without obtaining the consent of the limited partners as may be required to:

•	add to our obligations as general partner or surrender any right or power granted to us as general partner for the benefit of the limited partners,

•
reflect the issuance of additional operating partnership units or the admission, substitution, termination, reduction in operating partnership units or withdrawal of partners in accordance with the terms of the partnership agreement,

•	set forth or amend the designations, rights, powers, duties and preferences of the holders of any additional partnership interests issued by the operating partnership,

•	reflect a change of an inconsequential nature that does not adversely affect the limited partners in any material respect,

•
cure any ambiguity in, correct or supplement any provisions in, or make other changes with respect to matters arising under the partnership agreement that will not otherwise be inconsistent with the partnership agreement or law,

•	satisfy any requirements, conditions or guidelines of federal or state law,

•	reflect changes that are reasonably necessary for us, as general partner, to maintain our status as a REIT,

•	modify the manner in which capital accounts are computed, and

•	amend or modify any provision of the partnership agreement in connection with a termination transaction.

We must approve, and each limited partner that would be adversely affected must approve, certain amendments to the partnership agreement, including amendments effected directly or indirectly through a merger or sale of assets of the operating partnership or otherwise, that would, among other things,

•	convert a limited partner’s interest into a general partner’s interest,

•	modify the limited liability of a limited partner,

•	alter a partner’s right to receive any distributions or allocations of profits or losses, or

•	materially alter the limited partner’s redemption or exchange right.

Distributions to Unitholders

The partnership agreement provides that holders of common operating partnership units are entitled to receive quarterly distributions of available cash on a pro rata basis in accordance with their respective percentage interests. In addition, the partnership agreement reflects the creation and issuance to our company of Series A preferred units. The Series A preferred units have distribution rights substantially similar to the dividend rights of the Series A preferred stock, and as the sole holder of the operating partnership’s Series A preferred units, we will receive distributions from the operating partnership with respect to such preferred units in order to make the distributions to our Series A preferred stockholders.

Redemption/Exchange Rights

Limited partners who acquired operating partnership units in our formation transactions have the right to require our operating partnership to redeem part or all of their operating partnership units for cash based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption.

Alternatively, we may elect to acquire those operating partnership units tendered for redemption in exchange for shares of our common stock. Our acquisition will be on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, reverse stock splits, issuances of stock rights, warrants and options, distributions of evidence of indebtedness and similar events. We presently anticipate that we will elect to issue shares of our common stock in exchange for operating partnership units in connection with each redemption request, rather than having our operating partnership redeem the operating partnership units for cash. With each redemption or exchange, we will increase our company’s percentage ownership interest in our operating partnership. This redemption/exchange right will be limited when, as a consequence of shares of our common stock being issued, any person’s actual or constructive stock ownership would exceed our company’s ownership limits, or any other limit as provided in our charter or as otherwise determined by our board of directors. See “Restrictions on Ownership and Transfer.”

Fiduciary Responsibilities

Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with the best interests of our stockholders. At the same time, we, as the general partner of our operating partnership, have fiduciary duties to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties, as general partner to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to our stockholders. We will be under no obligation to give priority to the separate interests of the limited partners of our operating partnership or our stockholders in deciding whether to cause the operating partnership to take or decline to take any actions.

The limited partners of our operating partnership expressly acknowledge that as the general partner of our operating partnership, we are acting for the benefit of the operating partnership, the limited partners and our stockholders collectively.

Tax Matters That Affect the Operating Partnership

We have the authority under the partnership agreement to make tax elections under the Code on our operating partnership’s behalf.

Allocations of Net Income and Net Losses to Partners

The net income of our operating partnership generally will be allocated to us to the extent of the accrued preferred return on our Series A preferred units and then to us, as the general partner, and to the limited partners in accordance with our respective percentage interests in the common units issued by our operating partnership. Net loss will generally be allocated to us, as general partner, and the limited partners in accordance with our respective common percentage interests in our operating partnership until the limited partner’s capital is reduced to zero and any remaining net loss would be allocated to us. However, in some cases gain or loss may be disproportionately allocated to partners who have contributed appreciated property or guaranteed debt of our operating partnership. The allocations described above are subject to special rules relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the associated Treasury regulations. See “Material United States Federal Income Tax Considerations—Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies.” In addition, upon the occurrence of certain specific events, our operating partnership will revalue its assets and any net increase in valuation will be allocated first to holders of long-term incentive operating partnership units, or LTIP units, if any, to equalize the capital account balances of such holders with the capital account balances of holders of operating partnership units.

Operations and Distributions

We intend to operate the operating partnership in a manner that will enable us to maintain our qualification as a REIT and avoid any United States federal income tax liability. The partnership agreement provides that we will distribute from time to time, but not less frequently than quarterly, available cash of the operating partnership on such terms as defined therein.

The partnership agreement further provides that the operating partnership will assume and pay when due, or reimburse us for payment of, all expenses that we incur relating to the ownership and operation of, or for the benefit of, the operating partnership and all costs and expenses relating to our operations.

Term of the Partnership Agreement

Our operating partnership will continue in full force and effect until Febuary 4, 2023, or until sooner dissolved in accordance with the terms of the partnership agreement.

Organizational Structure, page 6

Please revise the chart so that it is legible. Additionally, please identify the members of management and their share holdings and the amount currently held by public stockholders.

Chart has been revised accordingly, see below:

HUD Mortgage Insurance for Rental and Cooperative Housing...., page 12

Please revise to begin this subsection by disclosing that you have no arrangements in place for HUD financing. You describe yourself as an “eligible non-MAP applicant.” Clarify if you have already applied and the significance of such designation.

We have revised this section to open with a statement that there are no HUD financings in place and have deleted any references to Cooperative housing and MAP eligibility as we have no intention of engaging in Cooperative Housing or Mortgage Assistance Programs.

We have no arrangements in place for HUD financing.

We do intend to secure loan guarantees under HUD’s Mortgage Insurance for Rental and Cooperative Housing: Section 221(d)(3) and Section 221(d)(4).  We are an eligible non-MAP applicant.

Summary: Section 221(d)(3) and 221(d)(4) insures mortgage loans to facilitate the new construction or substantial rehabilitation of multi-family rental housing for market income families,

Purpose: Section 221(d)(3) and Section 221(d)(4) insures lenders against loss on mortgage defaults. Section 221(d)(3).Both programs assist private industry in the construction or rehabilitation of rental housing for market-income families by making capital more readily available. The program allows for long-term mortgages (up to 40 years) that can be financed with Government National Mortgage Association (GNMA) Mortgage Backed Securities:

Type of Assistance: FHA mortgage insurance for HUD-approved lenders:

Eligible Activities: Insured mortgages may be used to finance the construction or rehabilitation of detached, semidetached, row, walkup, or elevator-type rental or cooperative housing containing 5 or more units. The program has statutory mortgage limits which vary according to the size of the unit, the type of structure, and the location of the project. The principal difference between the (d)(3) and (d)(4) programs is the amount of insured mortgage available to non-profit and profit motivated sponsors. Under Section 221(d)(3), nonprofit sponsors or cooperatives may receive an insured mortgage up to 100 percent of HUD/FHA estimated replacement cost of the project. Profit motivated sponsors using Section 221(d)(4) and all types of sponsors under Section 221(d)(4) can receive a maximum mortgage of 90 percent of the HUD/FHA replacement cost estimate. Contractors for new construction and substantial rehabilitation projects must comply with prevailing wage standards under the Davis-Bacon Act. Section 221(d)(3) mortgages require appropriated credit subsidy, which is limited.

Eligible Borrowers: Eligible mortgagors include public, profit-motivated sponsors, limited distribution, nonprofit cooperatives, builder-seller, investor-sponsor, and general mortgagors:

Eligible Customers: All families are eligible to occupy dwellings in a structure whose mortgage is insured under this program, subject to normal tenant selection. There are no income limits. Projects may be designed specifically for the elderly or handicapped:

Application: Sections 221(d)(3) and 221(d)(4) are eligible for Multi-family Accelerated Processing (MAP). The sponsor works with the MAP-approved lender who submits required exhibits for thepre-application stage. HUD reviews the lender's exhibits and will either invite the lender to apply for a Firm Commitment for mortgage insurance, or decline to consider the application further. If HUD determines that the exhibits are acceptable, the lender then submits the Firm Commitment application, including a full underwriting package, to the local Multi-family Hub or Program Center for review. The application is reviewed to determine whether the proposed loan is an acceptable risk. Considerations include market need, zoning, architectural merits, capabilities of the borrower, availability of community resources, etc. If the proposed project meets program requirements, the local Multi-family Hub or Program Center issues a commitment to the lender for mortgage insurance:

Applications submitted by non-MAP lenders must be processed by HUD field office staff under Traditional Application Processing (TAP). The sponsor has a preapplication conference with the local HUD Multi-family Hub or Program Center to determine preliminary feasibility of the project. The sponsor must then submit a site appraisal and market analysis (SAMA) application (for new construction projects), or feasibility application (for substantial rehabilitation projects). Following HUD's issuance of a SAMA or feasibility letter, the sponsor submits a firm commitment application through a HUD-approved lender for processing. If the proposed project meets program requirements, the local Multi-family Hub or Program Center issues a commitment to the lender for mortgage insurance.

Program Accomplishments: According to HUD’s website, in fiscal year 2011, the Department insured mortgages for 189 projects with 30,483 units, totaling $3 billion:

We currently do not have any contract, agreement or formal commitment for any leverage financing under this HUD program or otherwise.

4  Valuation of Portfolio Investments, page 15

4. We note your response to comment 12. Please clarify how you will notify shareholders of your net asset value and whether you intend to update this disclosure if there is a material change in such value.

We have  amended our Reports to Shareholders section as follows.

Reports to Stockholders

We will prepare an annual report and deliver it to our common stockholders within 120 days after the end of each fiscal year. Our directors are required to take reasonable steps to ensure that the annual report complies with our charter provisions. Among the matters that must be included in the annual report or included in a proxy statement delivered with the annual report are:

•	financial statements prepared in accordance with GAAP that are audited and reported on by independent certified public accountants;

•	the ratio of the costs of raising capital during the year to the capital raised;

•	the aggregate amount of advisory fees and the aggregate amount of other fees paid to our advisor and any affiliates of our advisor by us or third parties doing business with us during the year;

•	our total operating expenses for the year stated as a percentage of our average invested assets and as a percentage of our net income;

•	a report from the independent directors that our policies are in the best interests of our stockholders and the basis for such determination; and

•
a separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving us and our advisor, a director or any affiliate thereof during the year, which disclosure has been examined and commented upon in the report by the independent directors with regard to the fairness of such transactions.

Material Federal Income Tax Considerations, page 17

7.  Please tell us why you have described the consequences of redemptions on page 28 if you do not have a redemption program in place, as indicated by your response to comment 5.

We have Deleted all references to a redemption program reference.

Please clarify how you determined that you will qualify as a REIT considering the shares deemed to be beneficially owned by WJS Irrevocable Trust and John Williams.

WE anticipate that the John Williams beneficial interest will be diluted to 9.8 % or below as a result of the Company’s Capital raise, the initial purchases of Real Estate for stock, issuances of stock to management and others,( such as contributions to third party charitable organizations, located in downtown Urban areas i.e. Schools, universities, hospitals, homeless and rehabilitation centers), during the first year of operations.

As such we have revised the section………………to read as follows.

Restrictions on Ownership of Shares of Capital Stock

For us to qualify as a REIT, no more than 50% in value of the outstanding shares of our stock may be owned, directly or indirectly through the application of certain attribution rules under the Internal Revenue Code, by any five or fewer individuals, as defined in the Internal Revenue Code to include specified entities, during the last half of any taxable year other than our first taxable year. In addition, the outstanding shares of our stock must be owned by 100 or more persons independent of us and each other during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year, excluding our first taxable year for which we elect to be taxed as a REIT. In addition, we must meet requirements regarding the nature of our gross income to qualify as a REIT. One of these requirements is that at least 75% of our gross income for each calendar year must consist of rents from real property and income from other real property investments. The rents received from any tenant will not qualify as rents from real property, which could result in our loss of REIT status, if we own, actually or constructively within the meaning of certain provisions of the Internal Revenue Code, 10% or more of the ownership interests in that tenant. To assist us in preserving our status as a REIT, among other purposes, our charter contains limitations on the ownership and transfer of shares of our stock which prohibit: (i) any person or entity from owning or acquiring, directly or indirectly, more than 9.8% of the value of the aggregate of our then outstanding capital stock or more than 9.8% of the value or number of shares, whichever is more restrictive, of the aggregate of our then outstanding common stock; (ii) any person or entity from owning or acquiring, directly or indirectly shares of our stock to the extent such ownership would result in our being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code or otherwise failing to qualify as a REIT; and (iii) any transfer of or other event or transaction with respect to shares of capital stock that would result in the beneficial ownership of our outstanding shares of capital stock by fewer than 100 persons.

Our charter provides that the shares of our capital stock that, if transferred, would: (i) result in a violation of the 9.8% ownership limits; (ii) result in us being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code; (iii) cause us to own, actually or constructively, 9.9% or more of the ownership interests in a tenant of our real property or the real property of any direct or indirect subsidiary or partnership of ours; or (iv) otherwise cause us to fail to qualify as a REIT, will be transferred automatically to a trust effective as of the close of business on the day before the purported transfer of such shares of our capital stock. We will designate a trustee of the share trust that will not be affiliated with us or the purported transferee or record holder. We will also name a charitable organization as beneficiary of the share trust. The trustee will receive all distributions on the shares of our capital stock in the share trust and will hold such distributions in trust for the benefit of the beneficiary. The trustee also will vote the shares of capital stock in the share trust and, subject to Maryland law, will have the authority (1) to rescind as void any vote cast by the intended transferee prior to our discovery that the shares have been transferred to the share trust and (2) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. The intended transferee will acquire no rights in such shares of capital stock, unless, in the case of a transfer that would cause a violation of the 9.8% ownership limits, the transfer is exempted (prospectively or retroactively) by the board of directors from the ownership limit based upon receipt of information (including certain representations and undertakings from the intended transferee) that such transfer would not violate the provisions of the Internal Revenue Code for our qualification as a REIT. In addition, our charter provides that any transfer of shares of our capital stock that would result in shares of our capital stock being owned by fewer than 100 persons will be null and void and the intended transferee will acquire no rights in such shares of our capital stock.

The trustee will transfer the shares of our capital stock to a person whose ownership of shares of our capital stock will not violate the ownership limits. The transfer will be made no earlier than 20 days after the later of our receipt of notice that shares of our capital stock have been transferred to the trust or the date we determine that a purported transfer of shares of stock has occurred. During this 20-day period, we will have the option of repurchasing such shares of our capital stock. Upon any such transfer or repurchase, the purported transferee or holder will receive a per share price equal to the lesser of (i) the price per share in the transaction that resulted in the transfer of such shares to the trust (or, in the case of a gift, devise or other transaction, the price per share at the time of the gift, devise or other transaction), or (ii) the market price on the date we, or our designee, accept the offer to purchase, in the case of a purchase by us, or the price received by the trustee net of any selling commission and expenses, in the case of a sale by the trustee. We (in the case of a purchase by us) and the trustee (in the case of a sale by the trustee) may reduce the amount payable to the purported transferee or holder by the amount of dividends and other distributions which have been paid to such purported transferee or holder and are owed by such purported transferee or holder to the trustee. The charitable beneficiary will receive any excess amounts. In the case of a liquidation, holders of such shares will receive a ratable amount of our remaining assets available for distribution to shares of the applicable class or series taking into account all shares of such class or series. The trustee will distribute to the purported transferee or holder an amount equal to the lesser of the amounts received with respect to such shares or the price per share in the transaction that resulted in the transfer of such shares to the trust (or, in the case of a gift, devise or other transaction, the price at the time of the gift, devise or other transaction) and will distribute any remaining amounts to the charitable beneficiary.

Any person who acquires or attempts to acquire shares of our capital stock in violation of the foregoing restrictions or who owns shares of our capital stock that were transferred to any such trust is required to give immediate written notice to us of such event, and any person who purports to transfer or receive shares of our capital stock subject to such limitations is required to give us 15 days written notice prior to such purported transaction. In both cases, such persons must provide to us such other information as we may request to determine the effect, if any, of such event on our status as a REIT. The foregoing restrictions will continue to apply until the board of directors determines it is no longer in our best interest to attempt to, or to continue to, qualify as a REIT or that compliance with the restrictions is no longer required in order for us to qualify as a REIT.

The 9.8% ownership limits do not apply to a person or persons that the board of directors exempts (prospectively or retroactively) from the ownership limit upon appropriate assurances (including certain representations and undertakings required by our charter) that our qualification as a REIT is not jeopardized. Generally, the limit can be waived by our board of directors. Any person who more than 5% (or such lower percentage applicable under Treasury Regulations) of the outstanding shares of our capital stock during any taxable year is required to deliver a statement or affidavit setting forth the number of shares of our capital stock beneficially owned.

WE ARE ALSO AMENDING AND UPDATING OUR TAX SECTION AS FOLLOWS:

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the material United States federal income tax considerations regarding our company and the acquisition, ownership and disposition of certain securities offered by this prospectus. Supplemental United States federal income tax considerations relevant to the ownership of certain securities offered by this prospectus may be provided in the prospectus supplement that relates to those securities. For purposes of this section under the heading “Material United States Federal Income Tax Considerations,” references to “Shearson American , Inc.,” “we,” “our,” and “us” mean only Shearson American , Inc., and not its subsidiaries, except as otherwise indicated. This summary is for general information only and is not tax advice. The information in this summary is based on current law, including:

•	the Code,

•	current, temporary and proposed Treasury regulations promulgated under the Code,

•	the legislative history of the Code,

•	current administrative interpretations and practices of the IRS, and

•	court decisions,

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings which are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations described in this prospectus. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested and do not intend to request a ruling from the IRS that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the IRS or will be sustained by a court if so challenged. State, local and foreign income tax laws may differ substantially from any corresponding United States federal income tax laws. This discussion does not address any aspect of the laws of any state, local or foreign jurisdiction, or any United States federal tax other than the income tax, associated with the acquisition, ownership, sale or other disposition of our capital stock or our election to be taxed as a REIT.

You are urged to consult your tax advisors regarding the specific tax consequences to you of:

•	the acquisition, ownership, and/or sale or other disposition of the securities offered by this prospectus, including the United States federal, state, local, foreign and other tax consequences,

•	our election to be taxed as a REIT for United States federal income tax purposes, and

•	potential changes in the applicable tax laws.

Taxation of Our Company

General. We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 2013. We believe that we have been organized and have operated in a manner that will allow us to qualify for taxation as a REIT under the Code commencing with our taxable year ended December 31, 2013, and we intend to continue to be organized and operate in this manner. However, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have been organized and have operated, or will continue to be organized and operated, in a manner so as to qualify or remain qualified as a REIT. See “— Failure to Qualify.”

McVay and Associates, LLP has acted as our tax counsel in connection with this prospectus. McVay and Associates, LLP has rendered an opinion to us to the effect that, commencing with our taxable year ended December 31, 2012, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one of our officers. In addition, this opinion is based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year have satisfied or will satisfy those requirements. Further, the anticipated federal income tax treatment described in this discussion may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. McVay and Associates, LLP has no obligation to update its opinion subsequent to the date of such opinion.

The sections of the Code and the corresponding Treasury regulations that relate to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Code that govern the United States federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code and these rules and regulations.

Provided we qualify for taxation as a REIT, we generally will not be required to pay United States federal corporate income taxes on our REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation is a corporation that is generally required to pay tax at the corporate level. Double taxation means taxation that occurs once at the corporate level when income is earned and once again at the stockholder level when that income is distributed. We will, however, be required to pay United States federal income tax as follows:

•	We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	We may be required to pay the “alternative minimum tax” on our items of tax preference under some circumstances.

•
If we have (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other non-qualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property and for which an election is in effect.

•
We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•
If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (a) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test, and (b) the amount by which 95% of our gross income exceeds the amount qualifying under the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•
If we fail to satisfy any of the REIT asset tests (other than a de minimis failure of the 5% or 10% asset tests), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets that caused us to fail such test.

•
If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•
We will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•
If we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under existing Treasury regulations on its tax return for the year in which we acquire the asset from the C corporation.

•
We will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to our tenants by a “taxable REIT subsidiary” of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by our taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. See “—Penalty Tax.”

•
We may elect to retain and pay income tax on our net capital gain. In that case, a stockholder would include its proportionate share of our undistributed net capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the basis of the stockholder in our common stock.

•	Our “taxable REIT subsidiaries” generally will be required to pay federal corporate income tax on their earnings.

Requirements for Qualification as a Real Estate Investment Trust. The Code defines a “REIT” as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors,

(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership,

(3)	that would be taxable as a domestic corporation, but for special Code provisions applicable to REITs,

(4)	that is not a financial institution or an insurance company within the meaning of certain provisions of the Code,

(5)	that is beneficially owned by 100 or more persons,

(6)
not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including specified entities, during the last half of each taxable year, and

(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), the term “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.

We believe that we have been organized, have operated and have issued sufficient shares of capital stock with sufficient diversity of ownership to allow us to satisfy conditions (1) through (7) inclusive beginning with our taxable year ended December 31, 2010. In addition, our charter provides for restrictions regarding the ownership and transfer of our shares that are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next two sentences, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. In addition, if our failure to satisfy the share ownership requirements is due to reasonable cause and not willful neglect, we may retain our REIT qualification but will be required to pay a penalty of $50,000 for each such failure. See the subsection below entitled “—Failure to Qualify.”

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships and Limited Liability Companies. In the case of a REIT which is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of the partnership. The assets and gross income of the partnership retain the same character in the hands of the REIT, including for purposes of satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of our operating partnership, including our operating partnership’s share of these items of any partnership in which it owns an interest, are treated as our assets and items of income for purposes of applying the requirements described in this prospectus, including the REIT income and asset tests described below. A brief summary of the rules governing the United States federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies.” The treatment described above also applies with respect to the ownership of interests in limited liability companies that are treated as partnerships for tax purposes.

We have control of our operating partnership and the subsidiary partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. In the future, we may be a limited partner or non-managing member in a partnership or limited liability company. If such a partnership or limited liability company were to take actions which could jeopardize our status as a REIT or require us to pay tax, we could be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT income or asset test, and that we would not become aware of such action in time to dispose of our interest in the applicable entity or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below. See “—Failure to Qualify.”

Ownership of Interests in Qualified REIT Subsidiaries. We may from time to time own certain wholly-owned subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock and we do not elect with the corporation to treat it as a “taxable REIT subsidiary,” as described below. A qualified REIT subsidiary is not treated as a separate corporation for United States federal income tax purposes, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit (as the case may be) of the parent REIT for all purposes under the Code, including the REIT qualification tests. Thus, in applying the United States federal income tax requirements described in this summary, any corporation in which we own a 100% interest (other than a taxable REIT subsidiary) is ignored, and all assets, liabilities, and items of income, gain, loss, deduction and credit of such corporation are treated as our assets, liabilities and items of income, gain, loss, deduction, and credit. A qualified REIT subsidiary is not required to pay United States federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities described below under “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries. We currently hold an interest in one taxable REIT subsidiary and may acquire securities in additional taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with the REIT to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation, other than a REIT, with respect to which a taxable REIT subsidiary owns securities possessing more than 35% of the total voting power or value. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to United States federal income tax as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied. A REIT’s ownership of securities of its taxable REIT subsidiaries will be subject to the 25% asset test regarding our holding of the securities of one or more taxable REIT subsidiaries but will not be subject to the 10% or 5% asset tests described below. See “—Asset Tests.”

Income Tests. We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year, we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains, from (a) investments relating to real property or mortgages on real property, including “rents from real property” and, in certain circumstances, interest, or (b) some types of temporary investments. Second, in each taxable year, we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains, from the real property investments described above, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•
The amount of rent must not be based in any way on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales,

•
We, or an actual or constructive owner of 10% or more of our capital stock, must not actually or constructively own 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents we receive from such a tenant that is also our taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which we own stock possessing more than 50% of the voting power or more than 50% of the total value,

•
Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this requirement is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property,” and

•
We generally must not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor from whom we derive no revenue to provide customary services, or a taxable REIT subsidiary, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of non-customary services will, however, be non-qualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We generally do not intend and as a general partner of our operating partnership, do not intend to permit our operating partnership, to take actions we believe will cause us to fail to satisfy the rental conditions described above. We may, however, intentionally fail to satisfy some of these conditions to the extent we conclude, based on the advice of our tax counsel, that the failure will not jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we have not obtained appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will agree with our determinations of value.

From time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. The term “hedging transaction” generally means any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income we derive from a hedging transaction, including gain from the sale or disposition thereof, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income and thus will be exempt from the 95% gross income test and from the 75% gross income test. To the extent that we do not properly identify such transactions as hedges, we hedge other risks or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure our hedging transactions in a manner that does not jeopardize our status as a REIT.

We believe that the aggregate amount of non-qualifying income we receive, from all sources, in any taxable year will not exceed the limit on non-qualifying income under the gross income tests. We will monitor the types of income we derive, and we will take actions intended to keep any non-qualifying income within the limitations of the REIT income tests. While we expect these actions will prevent a violation of the REIT income tests, we cannot guarantee that such actions will in all cases prevent such a violation. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:

•
following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury regulations to be issued, and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally accrue or receive exceeds the limits on non-qualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—Taxation of Our Company—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our non-qualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite our periodic monitoring of our income.

Prohibited Transaction Income. Any gain that we realize on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our operating partnership, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. Our operating partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with our operating partnership’s investment objectives. We do not intend to enter into any sales that are prohibited transactions. The IRS, however, may successfully contend that some or all of the sales made by our operating partnership or its subsidiary partnerships or limited liability companies are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales.

Penalty Tax. Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by our taxable REIT subsidiary to any of our tenants, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

If, in the future, a taxable REIT subsidiary of ours provides services to our tenants, we intend to set the fees paid to the taxable REIT subsidiary for such services at arm’s length rates, although the fees paid may not satisfy the safe harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s length fee for tenant services over the amount actually paid.

Asset Tests. At the close of each calendar quarter of our taxable year, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets, including our allocable share of the assets held by our operating partnership, either directly or through its subsidiary partnerships and limited liability companies, must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date we receive such proceeds.

Second, not more than 25% of the value of our total assets may be represented by securities, other than those securities includable in the 75% asset test.

Third, of the investments included in the 25% asset class, and except for investments in other REITs, our qualified REIT subsidiaries and our taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer. Solely for purposes of the 10% value test, however, certain securities including, but not limited to “straight debt” securities having specified characteristics, loans to an individual or an estate, obligations to pay rents from real property and securities issued by a REIT, are disregarded as securities. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Fourth, not more than 25% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

To the extent that we own an interest in an issuer that does not qualify as a REIT, a qualified REIT subsidiary, or a taxable REIT subsidiary, we believe that the value of the securities of any such issuer has not exceeded 5% of the total value of our assets. Moreover, with respect to each issuer in which we own an interest that does not qualify as a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our ownership of the securities of any such issuer has complied with the 10% voting securities limitation, the 10% value limitation and the 75% asset test. No independent appraisals have been obtained to support these conclusions. In addition, there can be no assurance that the IRS will agree with our determinations of value.

The asset tests described above must be satisfied at the close of each calendar quarter of our taxable year. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values unless we (directly or through our operating partnership) acquire securities in the applicable issuer, increase our ownership of securities of such issuer (including as a result of increasing our interest in our operating partnership or other partnerships and limited liability companies which own such securities), or acquire other assets. For example, our indirect ownership of securities of each issuer will increase as a result of our capital contributions to our operating partnership or as limited partners exercise their redemption/exchange rights. If we fail to satisfy an asset test because we acquire securities or other property during a quarter, including as a result of an increase in our interest in our operating partnership, we may cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. We believe that we have maintained and intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests. In addition, we intend to take such actions within the 30 days after the close of any calendar quarter as may be required to cure any noncompliance.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our non-qualifying assets (1) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (2) we dispose of the non-qualifying assets or otherwise satisfy such asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30 day cure period by taking steps including (1) the disposition of sufficient non-qualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued and (2) disclosing certain information to the IRS. In such case, we will be required to pay a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets.

Although we believe that we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any calendar quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful, or a reduction in our operating partnership’s overall interest in an issuer will not be required. If we fail to timely cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT. See “—Failure to Qualify” below.

Annual Distribution Requirements. To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% of our “REIT taxable income,” and

•	90% of our after-tax net income, if any, from foreclosure property, minus

•	the excess of the sum of certain items of non-cash income over 5% of our “REIT taxable income.”

For these purposes, our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness or a like-kind exchange that is later determined to be taxable.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognize on the disposition of the asset, to the extent that gain does not exceed the excess of (1) the fair market value of the asset, over (2) our adjusted basis in the asset, in each case, on the date we acquired the asset.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the twelve-month period following the close of such year. These distributions generally are taxable to our stockholders, other than tax-exempt entities, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement. The amount distributed must not be preferential—i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular corporate tax rates. We believe we have made, and intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. In this regard, the partnership agreement of our operating partnership authorizes us, as general partner, to take such steps as may be necessary to cause our operating partnership to distribute an amount sufficient to permit us to meet these distribution requirements.

We expect that our REIT taxable income will be less than our cash flow because of depreciation and other noncash charges included in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. If these timing differences occur, we may be required to borrow funds to pay cash dividends or to pay dividends in the form of taxable stock dividends in order to meet the distribution requirements, while preserving our cash.

Pursuant to IRS guidance, certain part-stock and part-cash dividends distributed by publicly-traded REITs with respect to calendar years 2008 through 2011, and in some cases declared as late as December 31, 2012, will be treated as distributions for purposes of the REIT distribution requirements. Under the terms of this guidance, up to 90% of our distributions could be paid in shares of our stock. If we make such a distribution, taxable stockholders would be required to include the full amount of the dividend (i.e., the cash and the stock portion) as ordinary income (subject to limited exceptions) to the extent of our current and accumulated earnings and profits for United States federal income tax purposes, as described under the headings “—Taxable U.S. Holders Generally—Distributions Generally” and “—Taxation of Non-U.S. Holders—Distributions Generally.” As a result, our stockholders could recognize taxable income in excess of cash received and may be required to pay tax with respect to such dividends in excess of cash received. If a taxable stockholder sells the stock it receives as a dividend, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the stock at the time of the sale. Furthermore, with respect to non-U.S. holders, we may be required to withhold United States tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock.

Under some circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirements for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

Furthermore, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year, at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

For purposes of the 90% distribution requirements and 4% excise tax described above, distributions declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.

Like-Kind Exchanges. We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for United States federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could subject us to United States federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure to Qualify

Specified cure provisions are available to us in the event that we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT. Except with respect to violations of the REIT income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status.

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Code do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In this event, corporate distributees may be eligible for the dividends-received deduction and non-corporate distributees may be eligible for the preferential tax rates on the qualified dividend income. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies

General. All of our investments are held through our operating partnership. In addition, our operating partnership holds certain of its investments indirectly through subsidiary partnerships and limited liability companies which we expect will be treated as partnerships (or disregarded entities) for United States federal income tax purposes. In general, entities that are classified as partnerships (or disregarded entities) for United States federal income tax purposes are treated as “pass-through” entities which are not required to pay United States federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the entity, and are potentially required to pay tax thereon, without regard to whether the partners or members receive a distribution of cash from the entity. We include in our income our pro rata share of the foregoing items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests and subject to special rules relating to the 10% asset test described above, we will include our pro rata share of the assets held by our operating partnership, including its share of its subsidiary partnerships and limited liability companies, based on our capital interest. See “—Taxation of Our Company.”

Entity Classification. Our interests in our operating partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of one or more of these entities as a partnership (or disregarded entity). For example, an entity that would otherwise be classified as a partnership for United States federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury regulations. We do not anticipate that our operating partnership, or any subsidiary partnership or limited liability company will be treated as a publicly traded partnership which is taxable as a corporation. However, if any such entity were treated as a corporation, it would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “—Taxation of Our Company—Asset Tests” and “—Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, a change in our operating partnership’s or a subsidiary partnership’s or limited liability company’s tax status might be treated as a taxable event. In that case, we might incur a tax liability without any related cash distributions. We believe our operating partnership and each of our other partnerships and limited liability companies will be classified as a partnership or a disregarded entity for United States federal income tax purposes.

Allocations of Income, Gain, Loss and Deduction. The net income of our operating partnership generally will be allocated to us to the extent of the accrued preferred return on our Series A preferred units and then to us, as the general partner, and to the limited partners in accordance with our respective percentage interests in the common units issued by our operating partnership. Net loss will generally be allocated to us, as general partner, and the limited partners in accordance with our respective common percentage interests in our operating partnership until the limited partner’s capital is reduced to zero and any remaining net loss would be allocated to us. Certain limited partners have agreed to guarantee debt of our operating partnership, either directly or indirectly through an agreement to make capital contributions to our operating partnership under limited circumstances. As a result of these guarantees or contribution agreements, and notwithstanding the foregoing discussion of allocations of income and loss of our operating partnership to holders of operating partnership units, such limited partners could under limited circumstances be allocated a disproportionate amount of net loss upon a liquidation of our operating partnership, which net loss would have otherwise been allocable to us. In addition, the partnership agreement further provides that holders of LTIP units will be entitled to receive special allocations of gain in the event of a sale or hypothetical sale of assets of our operating partnership prior to the allocation of gain to holders of common operating partnership units. This special allocation of gain is intended to enable the holders of LTIP units to convert their LTIP units into common units.

If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury regulations thereunder, the item subject to the allocation would be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our operating partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury regulations promulgated thereunder.

Tax Allocations With Respect to the Properties. Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution, as adjusted from time to time. These allocations are solely for United States federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Appreciated property was contributed to our operating partnership in exchange for interests in our operating partnership in connection with our formation. The partnership agreement requires that these allocations be made in a manner consistent with Section 704(c) of the Code. This could cause us to be allocated (1) lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties had a tax basis equal to their fair market value at the time of the contribution and (2) taxable gain in the event of a sale of such contributed properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in our operating partnership. An allocation described in the preceding sentence might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Taxation of Our Company—Requirements for Qualification as a Real Estate Investment Trust” and “—Annual Distribution Requirements.” To the extent our depreciation is reduced, or our gain on sale is increased, a greater portion of our distributions may be taxed as dividend income. Treasury regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. We have not yet decided what method will be used to account for book-tax differences for properties that may be acquired by our operating partnership in the future.

Any property acquired by our operating partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

United States Federal Income Tax Considerations for Holders of Our Capital Stock

The following summary describes the material United States federal income tax consequences to you of purchasing, owning and disposing of our capital stock. This summary assumes that you hold our stock as a “capital asset” (generally, property held for investment within the meaning of Section 1221 of the Code). Your tax treatment will vary depending on your particular situation, and this discussion does not address all the tax consequences that may be relevant to you in light of your particular circumstances. This discussion does not address the tax consequences relevant to persons who receive special treatment under the United States federal income tax law, except to the extent discussed specifically herein. Holders receiving special treatment include, without limitation:

•	financial institutions, banks and thrifts,

•	insurance companies,

•	tax-exempt organizations,

•	“S” corporations,

•	traders in securities that elect to mark to market,

•	partnerships, pass-through entities and persons holding our securities through a partnership or other pass-through entity,

•	holders subject to the alternative minimum tax,

•	regulated investment companies and REITs,

•	foreign governments and international organizations,

•	broker-dealers or dealers in securities or currencies,

•	United States expatriates,

•	persons holding our securities as a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction,

•	except to the extent discussed below, non-U.S. holders (as defined below), and

•	U.S. holders (as defined below) whose functional currency is not the United States dollar.

If you are considering purchasing our capital stock, you should consult your tax advisors concerning the application of United States federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of our stock arising under the laws of any state, local or foreign taxing jurisdiction.

When we use the term “U.S. holder,” we mean a beneficial owner of shares of our capital stock who, for United States federal income tax purposes:

•	is a citizen or resident of the United States,

•
is a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia,

•	is an estate the income of which is subject to United States federal income taxation regardless of its source, or

•
is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or a trust that has a valid election in place to be treated as a United States person.

If a partnership (or other entity taxable as a partnership for United States federal income tax purposes) holds our capital stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding such stock, you should consult your tax advisor.

If you hold shares of our capital stock and are not a U.S. holder or a partnership or an entity treated as a partnership, you are a “non-U.S. holder.”

Taxable U.S. Holders Generally

Distributions Generally. Distributions out of our current or accumulated earnings and profits, other than capital gain dividends and certain amounts subject to corporate level taxation as discussed below, will constitute dividends taxable to our taxable U.S. holders as ordinary income when actually or constructively received. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. holders that are corporations or, except to the extent provided in “—Tax Rates” below, the preferential tax rates on qualified dividend income applicable to non-corporate taxpayers. For purposes of determining whether distributions to holders of our stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock and then to our outstanding common stock.

To the extent that we make distributions on our capital stock in excess of our current and accumulated earnings and profits allocable to such stock, these distributions will be treated first as a tax-free return of capital to a U.S. holder. This treatment will reduce the U.S. holder’s adjusted tax basis in its shares of stock by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. holder’s adjusted tax basis in its shares will be taxable as capital gains. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. holders may not include in their income tax returns any of our net operating losses or capital losses.

Certain stock dividends, including dividends partially paid in our capital stock and partially paid in cash that comply with certain IRS guidance discussed above under “—Taxation of Our Company—Annual Distribution Requirements,” will be taxable to the recipient U.S. holder to the same extent as if paid in cash.

Capital Gain Dividends. Dividends that we properly designate as capital gain dividends will be taxable to our taxable U.S. holders as a gain from the sale or disposition of a capital asset, to the extent that such gain does not exceed our actual net capital gain for the taxable year. These dividends may be taxable to non-corporate U.S. holders at preferential tax rates. See “—Tax Rates” below. U.S. holders that are corporations, however, may be required to treat up to 20% of some capital gain dividends as ordinary income. If we properly designate any portion of a dividend as a capital gain dividend then, except as otherwise required by law, we presently intend to allocate a portion of the total capital gain dividends paid or made available to holders of all classes of our stock for the year to the holders of our stock in proportion to the amount that our total dividends, as determined for United States federal income tax purposes, paid or made available to the holders of stock for the year bears to the total dividends, as determined for United States federal income tax purposes, paid or made available to holders of all classes of our stock for the year.

Retention of Net Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, a U.S. holder generally would:

•
include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its United States federal income tax return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable,

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. holder’s long-term capital gains,

•	receive a credit or refund for the amount of tax deemed paid by it,

•	increase the adjusted basis of its stock by the difference between the amount of includable gains and the tax deemed to have been paid by it, and

•	in the case of a U.S. holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury regulations to be promulgated by the IRS.

Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. holder of our shares will not be treated as passive activity income. As a result, U.S. holders generally will not be able to apply any “passive losses” against this income or gain. A U.S. holder may elect to treat capital gain dividends, capital gains from the disposition of stock and qualified dividend income as investment income for purposes of computing the investment interest limitation, but in such case, the stockholder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Our Capital Stock. If a U.S. holder sells or disposes of shares of our capital stock, the holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted basis in the shares for tax purposes. This gain or loss, except as provided below, will be long-term capital gain or loss if the holder has held the capital stock for more than one year. However, if a U.S. holder recognizes loss upon the sale or other disposition of capital stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. holder received distributions from us which were required to be treated as long-term capital gains.

Redemption of Our Capital Stock. A redemption of shares of our capital stock will be treated under the Code as a distribution taxable as a dividend to the extent of our current and accumulated earnings and profits at ordinary income rates unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. The redemption will be treated as a sale or exchange if it:

•	is “substantially disproportionate” with respect to the U.S. holder,

•	results in a “complete termination” of the U.S. holder’s stock interest in us, or

•	is “not essentially equivalent to a dividend” with respect to the U.S. holder,

all within the meaning of Section 302(b) of the Code.

In determining whether any of these tests have been met, shares of capital stock, including common stock and other equity interests in us, considered to be owned by the U.S. holder by reason of certain constructive ownership rules set forth in the Code, as well as shares of capital stock actually owned by the U.S. holder, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to the U.S. holder depends upon the facts and circumstances at the time of the redemption, U.S. holders are advised to consult their tax advisors to determine the appropriate tax treatment.

If a redemption of shares of our capital stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received. A U.S. holder’s adjusted basis in the redeemed shares for tax purposes will be transferred to its remaining shares of our capital stock, if any. If a U.S. holder owns no other shares of our capital stock, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

If a redemption of shares of our stock is not treated as a distribution taxable as a dividend, it will be treated as a taxable sale or exchange in the manner described above under “—Dispositions of Our Capital Stock.”

Information Reporting and Backup Withholding. We report to our U.S. holders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a U.S. holder may be subject to backup withholding with respect to dividends paid unless the U.S. holder comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the U.S. holder’s United States federal income tax liability, provided the required information is timely filed with the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See “—Taxation of Non-U.S. Holders.”

Foreign Accounts. Certain payments made after December 31, 2012 to “foreign financial institutions” in respect of accounts of U.S. holders at such financial institutions may be subject to withholding at a rate of 30%. U.S. holders should consult their tax advisors regarding the effect, if any, of this new legislation on their ownership and disposition of our capital stock. See “—Taxation of Non-U.S. Holders—Foreign Accounts.”

Taxation of Tax-Exempt Stockholders

Dividend income from us and gain arising upon a sale of our shares generally should not be unrelated business taxable income to a tax-exempt stockholder, except as described below. This income or gain will be unrelated business taxable income, however, if a tax-exempt stockholder holds its shares as “debt-financed property” within the meaning of the Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, “debt-financed property” is property, the acquisition or holding of which is financed through a borrowing by the tax-exempt stockholder.

For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from United States federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described in this paragraph should be inapplicable to our stockholders. However, because our stock will be publicly traded, we cannot guarantee that this is or will always be the case.

Taxation of Non-U.S. Holders

The following discussion addresses the rules governing United States federal income taxation of the ownership and disposition of our capital stock by non-U.S. holders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income taxation that may be relevant to a non-U.S. holder in light of its particular circumstances and does not address any state, local or foreign tax consequences. We urge non-U.S. holders to consult their tax advisors to determine the impact of United States federal, state, local and foreign income tax laws on the purchase, ownership, and disposition of shares of our capital stock, including any reporting requirements.

Distributions Generally. Distributions (including certain stock dividends) that are neither attributable to gain from our sale or exchange of United States real property interests nor designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty unless the distributions are treated as effectively connected with the conduct by the non-U.S. holder of a United States trade or business. Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with such a trade or business will be subject to tax on a net basis at graduated rates, in the same manner as dividends paid to U.S. holders are subject to tax, and are generally not subject to withholding. Any such dividends received by a non-U.S. holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

For withholding purposes, we expect to treat all distributions as made out of our current or accumulated earnings and profits. As a result, except with respect to certain distributions attributable to the sale of United States real property interests as described below, we expect to withhold United States federal income tax at the rate of 30% on any distributions made to a non-U.S. holder unless:

•	a lower treaty rate applies and the non-U.S. holder files with us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate, or

•	the non-U.S. holder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. holder’s United States trade or business.

Distributions in excess of our current or accumulated earnings and profits will not be taxable to a non-U.S. holder to the extent that such distributions do not exceed the adjusted basis of the stockholder’s capital stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions exceed the adjusted basis of a non-U.S. holder’s capital stock, they will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. For withholding purposes, we expect to treat all distributions as if made out of our current or accumulated earnings and profits. However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current or accumulated earnings and profits.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests. Distributions to a non-U.S. holder that we properly designate as capital gain dividends, other than those arising from the disposition of a United States real property interest, generally should not be subject to United States federal income taxation, unless:

(1)
the investment in our stock is treated as effectively connected with the non-U.S. holder’s United States trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above, or

(2)
the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Pursuant to the Foreign Investment in Real Property Tax Act, or FIRPTA, distributions to a non-U.S. holder that are attributable to gain from our sale or exchange of United States real property interests (whether or not designated as capital gain dividends) will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with a United States trade or business. Non-U.S. holders would generally be taxed at the same rates applicable to U.S. holders, subject to a special alternative minimum tax in the case of nonresident alien individuals. We also will be required to withhold and to remit to the IRS 35% (or 15% to the extent provided in Treasury regulations) of any distribution to non-U.S. holders that is designated as a capital gain dividend, or, if greater, 35% (or 15% to the extent provided in Treasury regulations) of a distribution to the non-U.S. holders that could have been designated as a capital gain dividend. The amount withheld is creditable against the non-U.S. holder’s United States federal income tax liability. However, any distribution with respect to any class of stock which is regularly traded on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the U.S. withholding tax described above, if the non-U.S. holder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions generally will be treated in the same manner as ordinary dividend distributions.

Retention of Net Capital Gains. Although the law is not clear on the matter, it appears that amounts designated by us as retained capital gains in respect of the stock held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions by us of capital gain dividends. Under this approach, a non-U.S. holder would be able to offset as a credit against its United States federal income tax liability resulting from its proportionate share of the tax paid by us on such retained capital gains, and to receive from the IRS a refund to the extent of the non-U.S. holder’s proportionate share of such tax paid by us exceeds its actual United States federal income tax liability.

Sale of Our Capital Stock. Gain recognized by a non-U.S. holder upon the sale or exchange of our capital stock generally will not be subject to United States federal income taxation unless such stock constitutes a “United States real property interest” within the meaning of FIRPTA. Our stock will not constitute a “United States real property interest” so long as we are a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT if at all times during a specified testing period, less than 50% in value of such REIT’s stock is held directly or indirectly by non-U.S. holders. We believe, but cannot guarantee, that we have been a domestically-controlled qualified investment entity, and because most of our capital stock is publicly traded, no assurance can be given that we will continue to be a domestically-controlled qualified investment entity.

Notwithstanding the foregoing, gain from the sale or exchange of our stock not otherwise subject to FIRPTA will be taxable to a non-U.S. holder if either (1) the investment in our stock is treated as effectively connected with the non-U.S. holder’s United States trade or business or (2) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met. In addition, even if we qualify as a domestically controlled qualified investment entity, upon disposition of our stock (subject to the 5% exception applicable to “regularly traded” stock described above under “—Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests”), a non-U.S. holder may be treated as having gain from the sale or exchange of United States real property interest if the non-U.S. holder (1) disposes of our stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a United States real property interest and (2) acquires, or enters into a contract or option to acquire, other shares of our stock during the 61-day period beginning with the first day of the 30-day period described in clause (1). Non-U.S. holders should contact their tax advisors regarding the tax consequences of any sale, exchange, or other taxable disposition of our stock.

Even if we do not qualify as a domestically-controlled qualified investment entity at the time a non-U.S. holder sells or exchanges our stock, gain arising from such a sale or exchange would not be subject to United States federal income taxation under FIRPTA as a sale of a United States real property interest if:

(1)	such class of stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market such as the NYSE, and

(2)	such non-U.S. holder owned, actually and constructively, 5% or less of our stock throughout the applicable testing period.

If gain on the sale or exchange of our stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to regular United States federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale or exchange of our stock were subject to taxation under FIRPTA, and if shares of our stock were not “regularly traded” on an established securities market, the purchaser of such stock would be required to withhold and remit to the IRS 10% of the purchase price. If amounts withheld on a sale, redemption, repurchase, or exchange of our stock exceed the non-U.S. holder’s substantive tax liability resulting from such disposition, such excess may be refunded or credited against such non-U.S. holder’s United States federal income tax liability, provided that the required information is provided to the IRS on a timely basis. Amounts withheld on any such sale, exchange or other taxable disposition of our stock may not satisfy a non-U.S. holder’s entire tax liability under FIRPTA, and such non-U.S. holder remains liable for the timely payment of any remaining tax liability.

Information Reporting and Backup Withholding. Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. holder, such holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. holder’s country of residence.

Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. holder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a non-U.S. holder is a United States person.

Backup withholding is not an additional tax. Rather, the United States federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is timely furnished to the IRS.

Foreign Accounts. Withholding taxes may apply to certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities after December 31, 2012. Under these rules, a 30% withholding tax will be imposed on dividends on, or gross proceeds from the sale or other disposition of, our stock paid to a foreign financial institution or to a foreign non-financial entity, unless (1) the foreign financial institution undertakes certain diligence and reporting obligations or (2) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Prospective investors should consult their tax advisors regarding these rules.

United States Federal Income Tax Considerations for Holders of Our Debt Securities

The following summary describes the principal United States federal income tax consequences to you of purchasing, owning and disposing of debt securities issued by us. This discussion assumes the debt securities will be issued without original issue discount, or OID. OID with respect to a debt security is the excess, if any, of the debt security’s “stated redemption price at maturity” over its “issue price.” The “stated redemption price at maturity” is the sum of all payments provided by the debt security, whether designated as interest or as principal, other than payments of “qualified stated interest.” Interest on debt security generally will constitute qualified stated interest if the interest is unconditionally payable, or will be constructively received under Section 451 of the Code, in cash or in property, other than debt instruments issued by us, at least annually at a single fixed rate. The “issue price” of a debt security is the first price at which a substantial amount of the debt securities in the issuance that includes such debt security is sold for money, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The amount of OID with respect to a debt security will be treated as zero if the OID is less than an amount equal to 0.0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity, or, in the case of a debt security that provides for payment of any amount other than qualified stated interest prior to maturity, the weighted average maturity of the debt security. If one or more series of debt securities are issued with OID, disclosure concerning the tax considerations arising therefrom will be included with the applicable prospectus supplement. If you are considering purchasing our debt securities, you should consult your tax advisors concerning the application of United States federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of our debt securities arising under the laws of any state, local or foreign taxing jurisdiction.

Taxable U.S Holders of Our Debt Securities

Stated Interest. U.S. holders generally must include interest on the debt securities in their federal taxable income as ordinary income:

•	when it accrues, if the U.S. holder uses the accrual method of accounting for federal income tax purposes, or

•	when the U.S. holder actually or constructively receives it, if the U.S. holder uses the cash method of accounting for federal income tax purposes.

If we redeem or otherwise repurchase the debt securities, we may be obligated to pay additional amounts in excess of stated principal and interest. Unless otherwise provided in an applicable prospectus supplement, we intend to take the position that the debt securities should not be treated as contingent payment debt instruments because of this additional payment. Assuming such position is respected, a U.S. holder would be required to include in income the amount of any such additional payment at the time such payment is received or accrued in accordance with such U.S. holder’s method of accounting for United States federal income tax purposes. If the IRS successfully challenged this position, and the debt securities were treated as contingent payment debt instruments, U.S. holders could be required to accrue interest income at a rate higher than the stated interest rate on the debt securities and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a debt security. U.S. holders are urged to consult their tax advisors regarding the potential application to the debt securities of the contingent payment debt instrument rules and the consequences thereof.

Sale, Exchange or Other Taxable Disposition of the Debt Securities. Unless a nonrecognition provision applies, U.S. holders must recognize taxable gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a debt security. The amount of gain or loss equals the difference between (1) the amount the U.S. holder receives for the debt security in cash or other property, valued at fair market value, less the amount thereof that is attributable to accrued but unpaid interest on the debt security and (2) the U.S. holder’s adjusted tax basis in the debt security. A U.S. holder’s initial tax basis in a debt security generally will equal the price the U.S. holder paid for the debt security.

Gain or loss generally will be long-term capital gain or loss if at the time the debt security is disposed of it has been held for more than one year. Otherwise, it will be a short-term capital gain or loss. The deductibility of capital losses is subject to limitations. Payments attributable to accrued interest which have not yet been included in income will be taxed as ordinary interest income.

Backup Withholding and Information Reporting. Backup withholding at the applicable statutory rate may apply when a U.S. holder receives interest payments on a debt security or proceeds upon the sale or other disposition of a debt security. Certain holders including, among others, certain tax-exempt organizations, are generally not subject to backup withholding. In addition, backup withholding will not apply to a U.S. holder who provides his or her social security or other taxpayer identification number in the prescribed manner unless:

•	the IRS notifies us or our paying agent that the taxpayer identification number provided is incorrect,

•	the U.S. holder fails to report interest and dividend payments received on the U.S. holder’s tax return and the IRS notifies us or our paying agent that backup withholding is required, or

•	the U.S. holder fails to certify under penalty of perjury that backup withholding does not apply.

A U.S. holder of debt securities who provides us or our paying agent with an incorrect taxpayer identification number may be subject to penalties imposed by the IRS. If backup withholding does apply, the U.S. holder may request a refund of the amounts withheld or use the amounts withheld as a credit against the U.S. holder’s United States federal income tax liability as long as the U.S. holder timely provides the required information to the IRS. U.S. holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedures for obtaining the exemption.

We will be required to furnish annually to the IRS and to holders of debt securities information relating to the amount of interest paid on the debt securities, and that information reporting may also apply to payments of proceeds from the sale of the debt securities to those holders. Some holders, including corporations, financial institutions and certain tax-exempt organizations, generally are not subject to information reporting.

Non-U.S. Holders of Our Debt Securities

This section applies to you if you are a non-U.S. holder of our debt securities. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations” and “passive foreign investment companies.” Such entities are encouraged to consult their tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Payments of Interest. Interest paid to a non-U.S. holder will not be subject to United States federal income taxes or withholding tax if the interest is not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States, and the non-U.S. holder:

•	does not actually or constructively own a 10% or greater interest in the total combined voting power of all classes of our voting stock,

•	is not a controlled foreign corporation with respect to which we are a “related person” within the meaning of Section 864(d)(4) of the Internal Revenue Code,

•	is not a bank that received such debt securities on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business, and

•
provides the appropriate certification as to the non-U.S. holder’s status. A non-U.S. holder can generally meet this certification requirement by providing a properly executed Internal Revenue Service Form W-8BEN or appropriate substitute form to us or our paying agent. If the debt securities are held through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder may be required to provide appropriate documentation to the agent. The agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special certification rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to us or our paying agent.

If a non-U.S. holder does not qualify for an exemption under these rules, interest income from the debt securities may be subject to withholding tax at the rate of 30% (or lower applicable treaty rate) at the time such interest is paid. The payment of interest effectively connected with a United States trade or business, however, would not be subject to a 30% withholding tax so long as the non-U.S. holder provides us or our paying agent an adequate certification (currently on IRS Form W-8ECI), but such interest would be subject to United States federal income tax on a net basis at the rates applicable to United States persons generally. In addition, if the payment of interest is effectively connected with a foreign corporation’s conduct of a United States trade or business, that foreign corporation may also be subject to a 30% (or lower applicable treaty rate) branch profits tax. To claim the benefit of a tax treaty, a non-U.S. holder must provide a properly executed IRS Form W-8BEN claiming exemption from or reduction in withholding before the payment of interest, and a non-U.S. holder may be required to obtain a United States taxpayer identification number and provide documentary evidence issued by foreign governmental authorities to prove residence in the foreign country.

Sale, Exchange or Other Taxable Disposition of Debt Securities. Non-U.S. holders generally will not be subject to United States federal income tax on any amount which constitutes capital gain upon a sale, exchange, redemption, retirement or other taxable disposition of a debt security, unless either of the following is true:

•
the non-U.S. holder’s investment in the debt securities is effectively connected with the conduct of a United States trade or business and, if an income tax treaty applies, the non-U.S. holder maintains a “permanent establishment” in the United States to which the gain is attributable, or

•
the non-U.S. holder is a nonresident alien individual holding the debt security as a capital asset, is present in the United States for 183 or more days in the taxable year within which the sale, redemption or other disposition takes place, and certain other requirements are met.

For non-U.S. holders described in the first bullet point above, the net gain derived from the retirement or disposition of the debt securities generally would be subject to United States federal income tax at the rates applicable to United States persons generally (or lower applicable treaty rate). In addition, foreign corporations may be subject to a 30% (or lower applicable treaty rate) branch profits tax if the investment in the debt security is effectively connected with the foreign corporation’s conduct of a United States trade or business. Non-U.S. holders described in the second bullet point above will be subject to a flat 30% United States federal income tax on the gain derived from the retirement or disposition of their debt securities, which may be offset by United States source capital losses, even though non-U.S. holders are not considered residents of the United States.

Backup Withholding and Information Reporting. Backup withholding and information reporting generally will not apply to payments made to a non-U.S. holder with respect to the debt securities, provided that we do not have actual knowledge or reason to know that the non-U.S. holder is a U.S. person and the holder has given us the certification described above under “Non-U.S. Holders of Our Debt Securities—Payments of Interest.” In addition, a non-U.S. holder will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of debt securities within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that the holder is a United States person, as defined in the Internal Revenue Code, or the non-U.S. holder otherwise establishes an exemption. However, we may be required to report annually to the Internal Revenue Service and to a non-U.S. holder the amount of, and the tax withheld with respect to, any interest paid to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides.

A non-U.S. holder generally will be entitled to credit any amounts withheld under the backup withholding rules against the holder’s United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders of debt securities should consult their tax advisors regarding the application of backup withholding and information reporting in their particular situation, the availability of an exemption therefrom, and the procedure for obtaining an exemption, if available.

Tax Rates

The maximum tax rate for non-corporate taxpayers for (1) capital gains, including certain “capital gain dividends,” is generally 15% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” is generally 15%. However, dividends payable by REITs are not eligible for the 15% tax rate on qualified dividend income, except to the extent that certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries) or to income that was subject to tax at the corporate/REIT level (for example, if it distributed taxable income that it retained and paid tax on in the prior taxable year). For taxable years beginning after December 31, 2012, the 15% the capital gains tax rate is currently scheduled to increase to 20% and the rate applicable to dividends will increase to the tax rate then applicable to ordinary income. In addition, U.S. holders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income.

In addition, certain U.S. holders who are individuals, estates or trusts must pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock or debt obligations for taxable years beginning after December 31, 2012. U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our capital stock or debt securities.

Foreign Accounts

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities after December 31, 2012. Under these rules, a 30% withholding tax will be imposed on dividends on, or gross proceeds from the sale or other disposition of, our capital stock or debt securities paid to a foreign financial institution or to a foreign non-financial entity, unless (1) the foreign financial institution undertakes certain diligence and reporting obligations or (2) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation applies to payments made after December 31, 2012, but does not apply to debt instruments outstanding on March 18, 2012. Prospective investors should consult their tax advisors regarding these rules.

Other Tax Consequences

State, local and foreign income tax laws may differ substantially from the corresponding United States federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or foreign jurisdiction or any United States federal tax other than the income tax. You should consult your tax advisors regarding the effect of state and local tax laws with respect to our tax treatment as a REIT and on an investment in our securities.

PLAN OF DISTRIBUTION

We may sell the securities domestically or abroad to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through dealers or agents, or through a combination of methods. Any underwriter, dealer or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

The distribution of the securities may be effected from time to time in one or more transactions at: (1) a fixed price or prices, which may be changed, (2) market prices prevailing at the time of sale, (3) prices related to the prevailing market prices at the time of sale or (4) negotiated prices. We also may, from time to time, authorize underwriters acting as their agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriting compensation paid by us to underwriters, dealers or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc., or FINRA, the maximum compensation to be paid to underwriters participating in any offering made pursuant to this prospectus will not exceed 8% of the gross proceeds from that offering. In the event that FINRA Rule 5121 applies to any such offering due to the presence of a “conflict of interest” (as that term is defined in FINRA Rule 5121), the prospectus supplement for that offering will contain prominent disclosure with respect to such conflict of interest as required by that rule. Underwriters, dealers and agents may be entitled, under agreements entered into with us and our operating partnership, to indemnification against and contribution toward civil liabilities, including liabilities under the Securities Act. We will describe any indemnification agreement in the applicable prospectus supplement.

Unless we specify otherwise in the applicable prospectus supplement, any series of securities issued hereunder will be a new issue with no established trading market (other than our common stock, which is listed on the NYSE). If we sell any shares of our common stock pursuant to a prospectus supplement, such shares will be listed on the NYSE, subject to official notice of issuance. We may elect to list any other securities issued hereunder on any exchange, but we are not obligated to do so. Any underwriters or agents to or through whom such securities are sold by us or our operating partnership for public offering and sale may make a market in such securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for any such securities.

If indicated in the applicable prospectus supplement, we may authorize underwriters or other persons acting as our agents to solicit offers by institutions or other suitable purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement, pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. These purchasers may include, among others, commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions. Delayed delivery contracts will be subject to the condition that the purchase of the securities covered by the delayed delivery contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the purchaser is subject. The underwriters and agents will not have any responsibility with respect to the validity or performance of these contracts.

To facilitate the offering of the securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover the over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

The underwriters, dealers and agents and their affiliates may be customers of, engage in transactions with and perform services for us and our operating partnership in the ordinary course of business.

Item 5. Directors and Executive Officers, page 64

Our directors and executive officers will serve until their successors are elected and qualify. Our officers will devote such portion of their time to our affairs as is required for the performance of their duties, but they are not required to devote all of their time to us. We have revised this section as follows:

Compensation of Executive Officers and Directors

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of our executive officers, including each executive officer who serves as a director, is employed by our sponsor and also serves as an executive officer of our advisor. Each of these individuals receives compensation from our sponsor for his services, including services performed for us and for our advisor. As executive officers of our advisor, these individuals will manage our day-to-day affairs and carry out the directives of our board of directors in the review and selection of investment opportunities and will oversee and monitor our acquired investments to ensure they are consistent with our investment objectives. The duties that these executive officers will perform on our behalf will also serve to fulfill the corporate governance obligations of these persons as our appointed officers pursuant to our charter and bylaws. As such, these duties will involve the performance of corporate governance activities that require the attention of one of our corporate officers, including signing certifications required under the Sarbanes-Oxley Act of 2002, as amended, for filing with our periodic reports. Although we will reimburse the advisor for certain expenses incurred in connection with providing these services to us, we do not intend to pay any compensation directly to our executive officers. Our executive officers, as key personnel of our advisor, will be entitled to receive awards in the future under our equity incentive plan as a result of their status as key personnel of our advisor, although we do not currently intend to grant any such awards.

We will pay each of our independent directors an annual retainer of $25,000 (to be prorated for a partial term), plus the audit committee chairperson will receive an additional $5,000 annual retainer (to be prorated for a partial term). Each independent director also will receive $500 for each meeting of the board of directors attended in-person or by telephone. In addition, our directors may be entitled to receive awards in the future under our equity incentive plan, although we do not currently intend to grant any such awards.

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attending meetings of the board of directors. If a director is also one of our officers, we will not pay any compensation to such person for services rendered as a director.

Equity Incentive Plan

We have adopted an equity incentive plan. Our equity incentive plan offers these individuals an opportunity to participate in our growth through awards in the form of, or based on, our common stock. We have no current intention to issue any awards under our equity incentive plan but may do so in the future in order to at attract and retain qualified directors, officers, employees, and consultants

The equity incentive plan authorizes the granting of restricted stock, stock options, stock appreciation rights, restricted or deferred stock units, performance awards, dividend equivalents, other stock-based awards and cash-based awards to directors, employees and consultants of ours selected by the board of directors for participation in our equity incentive plan. Stock options granted under the equity incentive plan will not exceed an amount equal to 10% of the outstanding shares of our common stock on the date of grant of any such stock options. Any stock options and stock appreciation rights granted under the equity incentive plan will have an exercise price or base price that is not less than the fair market value of our common stock on the date of grant.

Our board of directors, or the compensation committee of our board of directors, will administer the equity incentive plan, with sole authority to determine all of the terms and conditions of the awards, including whether the grant, vesting or settlement of awards may be subject to the attainment of one or more performance goals. No awards will be granted if the grant or vesting of the awards would jeopardize our status as a REIT under the Code or otherwise violate the ownership and transfer restrictions imposed under our charter. Unless otherwise determined by our board of directors, no award granted under the equity incentive plan will be transferable except through the laws of descent and distribution.

We have authorized and reserved an aggregate maximum of 300,000 shares for issuance under the equity incentive plan. In the event of a transaction between our company and our stockholders that causes the per-share value of our common stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering or large nonrecurring cash dividend), the share authorization limits under the equity incentive plan will be adjusted proportionately, and the board of directors must make such adjustments to the equity incentive plan and awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction. In the event of a stock split, a stock dividend or a combination or consolidation of the outstanding shares of common stock into a lesser number of shares, the authorization limits under the equity incentive plan will automatically be adjusted proportionately and the shares then subject to each award will automatically be adjusted proportionately without any change in the aggregate purchase price.

Unless otherwise provided in an award certificate or any special plan document governing an award, in the event of a corporate transaction (as defined in our equity incentive plan), if any award issued under our equity incentive plan is not assumed or replaced as part of the corporate transaction, then such portion of the award shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value) immediately prior to the effective date of such corporation transaction, so long as the grantee’s continuous service has not terminated prior to such date. Unless otherwise provided in an award certificate or any special plan document governing an award, in the event of our change in control, each outstanding award issued automatically shall become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value), immediately prior to the effective date of such change in control, provided that the grantee’s continuous service has not terminated prior to such date. Under our equity incentive plan, a “corporate transaction” is defined to include (i) a merger or consolidation in which we are not the surviving entity; (ii) the sale of all or substantially all of our assets; (iii) our complete liquidation or dissolution; and (iv) acquisitions by any person of beneficial ownership of securities possessing more than 50% of the total combined voting power of our outstanding securities (but excluding any transactions determined by our administrator not to constitute a “corporate transaction”). Under our equity incentive plan, a “change in control” is defined generally as a change in ownership or control of the Company effected either through (i) acquisitions by any person (or related group of persons) of securities possessing more than 50% of the total combined voting power of our outstanding securities pursuant to a tender offer or exchange offer that our directors do not recommend our stockholders accept; or (ii) a change in the composition of our board over a period of 12 months or less such that a majority of our board members will no longer serve as directors, by reason of one or more contested election for board membership.

The equity incentive plan will automatically expire on the tenth anniversary of the date on which it is approved by our board of directors and stockholders, unless extended or earlier terminated by the board of directors. The board of directors may terminate the equity incentive plan at any time. The expiration or other termination of the equity incentive plan will have no adverse impact on any award previously granted under the equity incentive plan. The board of directors may amend the equity incentive plan at any time, but no amendment will adversely affect any award previously granted, and no amendment to the equity incentive plan will be effective without the approval of our stockholders if such approval is required by any law, regulation or rule applicable to the equity incentive plan.

Limited Liability and Indemnification of Directors, Officers and Others

Subject to certain limitations, our charter limits the personal liability of our stockholders, directors and officers for monetary damages and provides that we must indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our directors, officers and advisor and our advisor’s affiliates. In addition, we intend to obtain directors and officers’ liability insurance.

The Nevada General Corporation Law (“NVCL”) permits a corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

The NVCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The NVCL allows a Nevada corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred in a proceeding unless the following can be established:

•	an act or omission of the director or officer was material to the cause of action adjudicated in the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	with respect to any criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

The NVCL permits a corporation to advance reasonable expenses to a director or officer upon receipt of (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter generally limits the liability of our directors and officers for monetary damages and requires us to indemnify and advance expenses to our directors, our officers, our advisor and its affiliates for losses that they incur by reason of their service in those capacities. However, our charter provides that we may indemnify our directors and our advisor and its affiliates for loss or liability suffered by them or hold them harmless for loss or liability suffered by us only if all of the following conditions are met:

•	the party seeking indemnification has determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests;

•	the party seeking indemnification was acting on our behalf or performing services for us;

•	in the case of affiliated directors and our advisor or its affiliates, the liability or loss was not the result of negligence or misconduct;

•	in the case of our independent directors, the liability or loss was not the result of gross negligence or willful misconduct; and

•	the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our stockholders.

We have also agreed to indemnify and hold harmless our advisor and its affiliates performing services for us from specific claims and liabilities arising out of the performance of their obligations under the advisory agreement subject to the limitations set forth immediately above. As a result, we and our stockholders may be entitled to a more limited right of action than we would otherwise have if these indemnification rights were not included in the advisory agreement.

The general effect to investors of any arrangement under which any of our controlling persons, directors or officers are insured or indemnified against liability is a potential reduction in distributions resulting from our payment of premiums associated with insurance or any indemnification for which we do not have adequate insurance.

The SEC takes the position that indemnification against liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, is against public policy and unenforceable. Furthermore, our charter prohibits the indemnification of our directors, our advisor, its affiliates or any person acting as a broker-dealer for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

•	there has been a successful adjudication on the merits of each count involving alleged material securities law violations;

•	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

•
a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered as to indemnification for violations of securities laws.

Our charter also provides that we may advance funds to our directors, our advisor and its affiliates for reasonable legal expenses and other costs incurred in advance of the final disposition of a proceeding for which indemnification is being sought only if all of the following conditions are met:

•	the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of us;

•	the party seeking advancement has provided us with written affirmation of his or her good faith belief that he has met the standard of conduct necessary for indemnification;

•
the legal proceeding is initiated by a third party who is not a stockholder or the legal proceeding is initiated by a stockholder acting in his, her or its capacity as such and a court of competent jurisdiction approves such advancement; and

•
the party seeking advancement provides us with a written agreement to repay the amount paid or reimbursed by us, together with the applicable legal rate of interest thereon, in cases in which he or she is found not to be entitled to indemnification.

Indemnification may reduce the legal remedies available to us and our stockholders against the indemnified individuals. The aforementioned charter provisions do not reduce the exposure of directors and officers to liability under federal or state securities laws, nor do they limit a stockholder’s ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to us or our stockholders, although the equitable remedies may not be an effective remedy in some circumstances.

We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements require, among other things, that we indemnify our executive officers and directors and advance to the executive officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. In accordance with these agreements, we must indemnify and advance all expenses incurred by executive officers and directors seeking to enforce their rights under the indemnification agreements. We also intend to cover officers and directors under directors’ and officers’ liability insurance, which we expect to obtain by the time we raise the minimum offering amount.

Our Advisor, Advisory Agreement and Advisor Compensation, page 66 Fees, page 68

9.
In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the reimbursement provision, and quantify any amounts reimbursed for salaries or benefits of a named executive officer.

Other Activities of the Advisor, page 70

10.	Please disclose how the advisor will be compensated if you enter into a transaction with an affiliate.

11.
We note that your advisor may perform services for other entities. Please disclose, if true, that you may seek to internalize your advisor in the future. Please add a risk factor, if applicable, to explain that upon any internalization of your advisor, certain key employees may not remain with you but may instead remain employees of the sponsor or its affiliates. In addition, if applicable, please add a risk factor addressing the impact on you if the advisor is internalized by another entity.

Term; Termination of Agreement, page 70

12.	Please disclose whether the advisor will be entitled to any compensation in the event that the agreement is terminated. Further, please clarify what will happen to its investment in the partnership.

We have revised the Advisory section, pages 66, 68 and 70 as follows:

Our Advisor

We will rely on our advisor to manage our day-to-day activities and to implement our investment strategy, subject to the supervision of our board of directors. Our advisor performs its duties and responsibilities as our fiduciary pursuant to an advisory agreement. Our advisor is managed by see “Directors and Executive Officers.”

The services for which our advisor will receive fees and reimbursements include, but are not limited to, the following:

Offering Services

•	the development of this offering, including the determination of its specific terms;

•	the approval of the participating broker-dealers and negotiation of the related selling agreements;

•	coordination of the due diligence process relating to participating broker-dealers and their review of any prospectus and other offering and company documents;

•	preparation and approval of all marketing materials relating to this offering;

•
along with the selling agent(s), the negotiation and coordination with our transfer agent of the receipt, collection, processing and acceptance of subscription agreements, commissions, and other administrative support functions;

•	creation and implementation of various technology and electronic communications related to this offering; and

•	all other services related to this offering, other than services that (i) we elect to perform directly or

(ii) would require the advisor to register as a broker-dealer with the SEC, FINRA or any state.

Acquisition Services

•	serve as our financial advisor and obtain certain market research and economic and statistical data in connection with our investments and investment objectives and policies;

•
subject to the investment objectives and limitations set forth in our charter and the investment guidelines approved by our board of directors: (i) locate, analyze and select potential investments; (ii) structure and negotiate the terms and conditions of approved investments; and (iii) acquire approved investments on our behalf;

•	oversee the due diligence process related to prospective investments;

•
prepare reports regarding prospective investments that require board approval, which reports include recommendations and supporting documentation necessary for our board of directors to evaluate the proposed investments;

•	obtain reports (which may be prepared by our advisor or its affiliates), where appropriate, concerning the value of proposed investments; and

•	negotiate and execute approved investments and other transactions.

Asset Management Services

•	monitor applicable markets and obtain reports (which may be prepared by our advisor or its affiliates) where appropriate, concerning the value of investments of the company;

•
monitor and evaluate the performance of our investments, provide daily management services to the company and perform and supervise the various management and operational functions related to the company’s investments;

•
formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of investments on an overall portfolio basis;

•	coordinate and manage relationships between the company and any joint venture partners; and provide financial and operational planning services and investment portfolio management functions.

Accounting and Other Administrative Services

•	manage and perform the various administrative functions necessary for the day-to-day operations of the company;

•
investigate, select, and, on our behalf, engage and conduct business with such persons as our advisor deems necessary to the proper performance of its obligations under our advisory agreement, including but not limited to consultants, accountants, lenders, technical advisors, attorneys, brokers, underwriters, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies and any and all persons acting in any other capacity deemed by our advisor necessary or desirable for the performance of any of the services under our advisory agreement;

•	from time-to-time, or at any time reasonably requested by the board of directors, make reports to the directors on our advisor’s performance of services to the company under our advisory agreement;

•
coordinate with the company’s independent accountants and auditors to prepare and deliver to the company’s audit committee an annual report covering our advisor’s compliance with certain aspects of our advisory agreement;

•	provide or arrange for administrative services, legal services, office space, office furnishings, personnel and other overhead items necessary and incidental to the company’s business and operations;

•	provide financial and operational planning services and portfolio management functions;

•
maintain accounting data and any other information concerning the activities of the company as shall be required to prepare and to file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;

•	maintain all appropriate books and records of the company;

•	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

•	supervise the performance of such ministerial and administrative functions as may be necessary in connection with the daily operations of the company;

•	provide the company with all necessary cash management services;

•	manage and coordinate with the transfer agent the process of making distributions and payments to stockholders;

•	consult with the officers and board of directors and assist in evaluating and obtaining adequate insurance coverage based upon risk management determinations;

•	provide the officers and directors with timely updates related to the overall regulatory environment affecting the company, as well as managing compliance with regulatory matters;

•	consult with the officers and board of directors relating to the corporate governance structure and appropriate policies and procedures related thereto; and

•	oversee all reporting, record keeping, internal controls and similar matters in a manner to allow the Company to comply with applicable law.

Stockholder Services

•	enter into appropriate arrangements for stockholder services.

Financing Services

•	identify and evaluate potential financing and refinancing sources, engaging a third party broker if necessary;

•	negotiate terms of, arrange and execute financing agreements;

•	manage relationships between the company and its lenders; and

•	monitor and oversee the service of our debt facilities and other financings.

The Advisory Agreement

The term of the advisory agreement is one year from the commencement of this offering, subject to renewals upon mutual consent of the parties for an unlimited number of successive one-year periods. The independent directors of our board of directors will evaluate the performance of our advisor before renewing the advisory agreement. The advisory agreement may be terminated:

•	immediately by us for “cause,” or upon the bankruptcy of our advisor;

•	without cause or penalty by us upon 60 days’ written notice; or

•	with “good reason” by our advisor upon 60 days’ written notice.

“Good reason” is defined in the advisory agreement to mean either any failure by us to obtain a satisfactory agreement from any successor to assume and agree to perform our obligations under the advisory agreement or any material breach of the advisory agreement by us. “Cause” is defined in the advisory agreement to mean fraud, criminal conduct, willful misconduct, gross negligence or breach of fiduciary duty by our advisor or a material breach of the advisory agreement by our advisor.

In the event of the termination of the advisory agreement, our advisor will cooperate with us and take all reasonable steps to assist in making an orderly transition of the advisory function. The board of directors shall determine whether any succeeding advisor possesses sufficient qualifications to perform the advisory function.

Upon termination of the advisory agreement, our advisor will be paid all accrued and unpaid fees and expense reimbursements earned prior to the date of termination and our advisor, as the holder of the convertible shares, may be entitled to a one-time payment upon conversion of the convertible shares. See “Management Compensation” for a detailed discussion of the compensation payable to our advisor under the advisory agreement and the payments that our advisor may be entitled to receive with respect to the convertible shares.

MANAGEMENT COMPENSATION

The following tables summarize all of the compensation and fees, including reimbursement of expenses, to be paid by us or by third parties to our advisor and its affiliates in connection with our organization, this offering and our operations, assuming we raise the maximum amount offered hereby.

Fees and Expense Reimbursements Paid by Us

Type of Fee and Recipient
Description and
Method of Computation

To date, our advisor has paid organization and offering expenses on our behalf. We will reimburse our advisor for these out of pocket costs and future organization and offering costs it may incur on our behalf. After we have reimbursed $100,000 of such costs, no additional reimbursements will be
Estimated Amount for Maximum Offering(1)
Organizational and Offering Stage(2)
Selling Commission(3)
3.00% of the gross offering proceeds in the offering, subject to reductions based on volume and for certain categories of purchasers. No selling commissions are payable on shares sold under the distribution reinvestment plan. See “Plan of Distribution.”

undetermined
Organizational and Offering Expense Reimbursement — Advisor or its Affiliates(4)	made unless the aggregate amount of such reimbursements does not exceed 0.75% of the gross offering proceeds as of the date of reimbursement.
Investment Activities(5)
Acquisition Fee(4)(6) — Advisor or its Affiliates	Three percent (3%) of the purchase price of any real estate or loan acquired at a discount, provided, however, that we will not pay any fees when acquiring loans from affiliates.	undeter mined (ii) the entire net proceed s from this offering are used to acquire real estate or loans at a discount; and (iii) no third party expense
Acquisition Expenses(4) —Advisor or its Affiliates
We will reimburse our advisor for actual expenses paid or incurred in connection with the selection or acquisition of an investment, whether or not we ultimately acquire the investment. We may recoup all or a portion of these expenses from the borrower in connection with each loan.

Loan Brokerage Fees(4) —Mortgage Company (may be Affiliate of Advisor)
Fees consisting of 2.00% to 6.00% of each loan, based upon local market conditions, will be paid by the borrower. Such fees may be paid using funds borrowed from us, which would then be added to the principal balance of the loan we are making to the borrower.

Loan Evaluation and Processing Fees(4) —Advisor or its Affiliates
Fees consisting of no more than 1.00% of each loan will be paid by the borrower. Such fees may be paid using funds borrowed from us, which would then be added to the principal balance of the loan we are making to the borrower.

Cannot be determined at the present time.
Operational Stage
Asset Management Fees(4) —Advisor or its Affiliates
A monthly asset management fee at an annual rate equal to 0.85% of (i) the fair market value of all assets then held by us or (ii) our proportionate share thereof in the case of an investment made through a joint venture or other co-ownership arrangement excluding (only for clause (ii)) debt financing obtained by us or made available to us. The fair market value of real property shall be established at least once every two years through an appraisal, based upon the real property’s then current condition and location without warranties as to the condition and/or fitness of the property for a particular use (or an “As-Is”, “Where-Is” appraisal). Appraisals will be performed by an independent appraiser possessing the designation as a Member of the Appraisal Institute (“MAI”). The fair market value of real estate-related secured loans shall be equal to the face value of the such loan, unless it is nonperforming, in which case the fair market value shall be equal to the book value of such loan. The asset management fee will be reduced to 0.75% if we are listed on a national securities exchange.

Actual amounts are dependent on the amount of investments made, the cost of such investments and the amount of leverage and cannot be determined at the present time.
Debt Financing Fees(4) —Advisor or its Affiliates
A monthly debt financing fee at an annual rate equal to 0.25% of the aggregate debt financing obtained by us or made available to us, such as mortgage debt, lines of credit, and other term indebtedness, including refinancings. In the case of a joint venture, we would pay this fee only on our pro rata share.

Actual amounts are dependent on the amount of any debt financed and cannot be determined at the present time.
Operating Expenses — Advisor or its Affiliates(4)(7)(8)
We will reimburse the Advisor for 100% of actual, documented expenses paid or incurred in connection with services provided to us. We will reimburse our advisor no less than monthly for any such expenses.

Actual amounts are dependent upon expenses paid or incurred and therefore cannot be determined at the present time.
Property Management and Leasing Fees — Advisor or its Affiliates(4)
A monthly market-based fee for property management services of up to 6.00% of the gross revenues generated by our properties. Our property manager may subcontract with third party property managers and will be responsible for supervising and compensating those property managers. The aggregate property management fees charged by our property manager and any subcontractor shall not exceed 6.00% of the gross revenues generated by our properties.

Actual amounts depend upon the gross revenue of the properties and customary property management and leasing fees in the region in which properties are acquired, and, therefore, cannot be determined at this time.

Liquidity Stage
Disposition Fee(4) — Advisor or its Affiliates
For substantial assistance in connection with the sale of real property, as determined by our independent directors, we will pay our advisor or its affiliate the lesser of (i) 3.00% of the contract sale price of the real property sold or (ii) 50% of the customary commission which would be paid to a third-party broker for the sale of a comparable property. The amount paid, when added to the sums paid to unaffiliated parties, may not exceed either the customary commission or an amount equal to 6.00% of the contract sales price. The disposition fee will be paid concurrently with the closing of any such disposition of all or any portion of any real property. We will not pay a disposition fee upon the maturity, prepayment, workout, modification or extension of a loan or other debt- related investment; provided, however, that our advisor or its affiliates may receive an exit fee or a prepayment penalty paid by the borrower. If we take ownership of a real property as a result of a workout or foreclosure of a loan, we will pay a disposition fee upon the sale of such real property equal to 3.00% of the sales price. With respect to real property held in a joint venture, the foregoing commission will be reduced to a percentage of such amount reflecting our economic interest in the joint venture.

Actual amounts are dependent upon the sale price received from the disposition of any real property and therefore cannot be determined at the present time.
Shares Issuable Upon Conversion of Convertible Stock —Advisor or its Affiliates
We have issued 1,000 shares of our convertible stock to our advisor, for which our advisor contributed $1,000. Our convertible stock will convert to shares of common stock if and when: (A) we have made total distributions on the then outstanding shares of our common stock equal to the invested capital attributable to those shares plus a 6.00% cumulative, non- compounded, annual pre-tax return on such invested capital, (B) we list our common stock for trading on a national securities exchange or (C) our advisory agreement is terminated or not renewed (other than for “cause” as defined in our advisory agreement). In the event of a termination or non- renewal of our advisory agreement for cause, the convertible stock will be redeemed by us for $1.00 per share. In general, upon the occurrence of any of the conditions set forth above, our issued shares of convertible stock will convert into a number of shares of common stock representing three and one half percent (3.50%) of the outstanding shares of our common stock immediately preceding the conversion.

Actual amounts are dependent upon future liquidity events; we cannot determine these amounts at the present time.
Fees and Expense Reimbursements Paid by Third Parties
Late Fees on Acquired Loans —Advisor or its Affiliates	In the event late fees become due, such fees will be evenly split between us and our advisor.	Cannot be determined at the present time.
Loan Servicing Fees —Mortgage Company (may be Affiliate of Advisor)	Where permitted, fees consisting of 0.25% of outstanding principal (paid annual) will be paid by the borrower.	Cannot be determined at the present time.
Loan Extension and Loan Modification Fees —Mortgage Company (may be Affiliate of Advisor)	Where permitted, fees consisting of 2.00% to 5.00% of outstanding principal, based upon local market conditions will be paid by the borrower.	Cannot be determined at the present time.

(1)
Unless otherwise indicated, assumes we sell the maximum of $500,000,000 in shares in our primary offering and excludes the sale of any shares under our distribution reinvestment plan, which may be used for redemptions or other purposes. To the extent such proceeds are invested in real estate secured loans or other real estate investments, certain fees will be increased but, except as set forth herein, the amounts are not determinable at this time.

(2)
The total compensation related to our organization and offering activities, which includes selling commissions and due diligence expenses payable to participating selling agents and organizational and offering expense reimbursements payable to our advisor, will not exceed 7.30% of the gross offering proceeds if we raise the minimum offering of $3 million or 3.75% of the gross offering proceeds if we raise the maximum offering of $500 million in our primary offering.

(3)
The selling commission may be reduced or waived in connection with certain categories of sales, sales through investment advisors or banks acting as trustees or fiduciaries and sales to our affiliates. See “Plan of Distribution.”

(4)
Our advisor in its sole discretion may defer any fee or expense reimbursement payable to it under the advisory agreement or may take such fees or expense reimbursements in shares at a price of $9.00 per share. All or any portion of such fees or expense reimbursements that are deferred, will not accrue interest and will be paid when the advisor determines.

(5)
The total of all acquisition fees and acquisition expenses, which include loan brokerage fees and loan evaluation and processing fees, will not exceed 6.00% of the purchase price of any real property acquired or, in the case any real estate secured loan, 6.00% of the total amount of loan proceeds advanced.

(6)	For purposes of calculating the estimated maximum fees in this table, we have assumed that we will not use debt when making investments except as otherwise noted.
(7)
Included in reimbursement of actual expenses incurred by advisor or its affiliates are our allocable share of the advisor’s overhead, such as rent, utilities, IT, and costs of personnel and overhead expenses related to such personnel, to the extent to which such costs and expenses relate to or support the performance of their duties. We will not reimburse our advisor, however, for the salaries and benefits paid to any of our named executive officers.

Our advisor must reimburse us at least quarterly for reimbursements paid to our advisor in any four consecutive fiscal quarters to the extent that such reimbursements to the advisor cause our total operating expenses to exceed the greater of (1) 2% of our average invested assets, which generally consists of the average book value of our real properties before deducting depreciation, bad debts or other non-cash reserves and the average book value of securities, or (2) 25% of our net income, which is defined as our total revenues less total expenses for any given period excluding reserves for depreciation, bad debts or other similar non-cash reserves, unless the independent directors have determined that such excess expenses were justified based on unusual and non-recurring factors. See “Conflicts of Interest —Limitation on Operating Expenses.” CONFLICTS OF INTEREST

We are subject to various conflicts of interest arising out of our relationship with our advisor and other affiliates, including (1) conflicts related to the compensation arrangements between our advisor, certain affiliates and us, (2) conflicts with respect to the allocation of the time of our advisor and its key personnel and (3) conflicts with respect to the allocation of investment opportunities. Our independent directors have an obligation to function on our behalf in all situations in which a conflict of interest may arise and will have a fiduciary obligation to act on behalf of the stockholders. The material conflicts of interest are discussed below.

Interests in Other Affiliated Entities

Other than performing services as our advisor, our advisor presently has no interests in other real estate programs. However, some of our officers are officers or employees of our sponsor, our advisor and other affiliated entities, which will receive fees in connection with this offering and our operations.

In addition, certain members of our advisor’s management team are presently, and plan in the future to continue to be, involved with a number of other real estate programs and activities sponsored by affiliates. Present activities of these affiliates include (i) originate, funding, acquiring and structuring real estate secured loans, including mezzanine loans, first and second mortgage loans, subordinated mortgage loans, bridge loans, variable interest rate real estate secured loans where a portion of the return is dependent upon performance-based metrics and other loans related to real estate, and (ii) real property that, in the opinion of our board of directors, meets our investment objectives and is in the best interests of our stockholders.

Our advisor and other affiliates are not prohibited from engaging, directly or indirectly, in any other business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in investing in real estate secured loans, real estate debt securities, real estate equity investments and the acquisition, ownership, development, management, leasing or sale of real property. No affiliate is prohibited from raising money for another entity that makes the same types of investments that we target and we may co-invest with any such entity. All such potential co-investments will be subject to approval by our board of directors.

We rely on our advisor and its affiliates to manage our day-to-day activities and to implement our investment strategy. Certain of our advisor’s affiliates, including its principals, are presently, and plan in the future to continue to be, and our advisor plans in the future to be, involved with real estate programs and activities which are unrelated to us. As a result of these activities, our advisor, its employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved. Our advisor and its employees will devote as much of their time to our business as our advisor, in its judgment, determines is reasonably required, which may be substantially less than their full time. Therefore, our advisor and its employees may experience conflicts of interest in allocating management time, services, and functions among us and other affiliates and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliates than to us. However, our advisor believes that it and its affiliates have sufficient personnel to discharge fully their responsibilities to us with respect to those activities in which they are involved.

Competition

We may compete with affiliates for opportunities to acquire or sell real properties in certain geographic areas. As a result of this competition, certain investment opportunities may not be available to us. We and our advisor have developed procedures to resolve potential conflicts of interest in the allocation of investment opportunities between us and affiliates. Our advisor will be required to provide information to our board of directors to enable the board of directors, including the independent directors, to determine whether such procedures are being fairly applied.

Certain of our advisor’s affiliates currently own or manage properties in geographic areas in which we expect to acquire property. Conflicts of interest will exist to the extent that we own or manage real property in the same geographic areas where real property owned or managed by other affiliates are located. In such a case, a conflict could arise in the leasing of real property in the event that we and another affiliate were to compete for the same tenants in negotiating leases, or a conflict could arise in connection with the resale of real property in the event that we and another affiliate were to attempt to sell similar real property at the same time. Conflicts of interest may also exist at such time as we or our affiliates managing real property on our behalf seek to employ developers, contractors or building managers.

Duties Owed by Some of Our Affiliates to Our Advisor and Our Advisor’s Affiliates

Our executive officers and directors and the key real estate, finance and securities professionals of our sponsor performing services on behalf of our advisor are also officers, directors, managers and/or key professionals of:

•	Our Advisory Company.

As a result, they owe duties to each of these entities and their stockholders, members and limited partners. These duties may from time to time conflict with the fiduciary duties that they owe to us.

Allocation of Investment Opportunities

Affiliates of our sponsor currently manage , and may manage in the future other active real estate programs, which have investment strategies similar to us. Many investment opportunities that are suitable for us may also be suitable for other programs managed by affiliates of our sponsor. We, our sponsor, our advisor and other affiliates share certain of the same executive officers and key employees. We rely on our executive officers and our sponsor’s key real estate, finance and securities professionals who act on behalf of our advisor to identify suitable investments. Our sponsor and other affiliated entities also rely on these same key real estate, finance and securities professionals. Many investment opportunities that are suitable for us may also be suitable for our sponsor or affiliates. When a real estate, finance or securities professional of our sponsor or affiliated entities directs an investment opportunity to our sponsor or any affiliate, they, in their sole discretion, will have to determine the program for which the investment opportunity is most suitable based on the investment objectives, portfolio and criteria of each program. The factors that will be considered when determining the entity for which an investment opportunity would be the most suitable include the following:

•	the investment objectives and criteria of our sponsor and the other affiliated entities;

•	the cash requirements of our sponsor and its affiliates;

•	the portfolio of our sponsor and its affiliates by type of investment and risk of investment;

•	the policies of our sponsor and its affiliates relating to leverage;

•	the anticipated cash flow of the asset to be acquired;

•	the income tax effects of the purchases

•	the size of the investment; and

•	the amount of funds available to our sponsor and its affiliates and the length of time such funds have been available for investment.

In the event that our investment objectives overlap with those of an affiliated program and the opportunity is equally suitable for us and the affiliate, our advisor will utilize a reasonable allocation method to determine which investments are presented to our board of directors as opposed to the board of directors of such other program. In making such allocation, our advisor will take into account, among other factors, the length of time that has elapsed since a program was offered and accepted an investment opportunity. If a subsequent event or development causes any such investment, in the opinion of our advisor, to be more appropriate for a program other than the program that committed to make the investment, our advisor may determine that another affiliate may make the investment. Our board of directors, including a majority of the independent directors, will determine at least annually, whether the method for allocating investment opportunities is applied fairly to us.

Receipt of Fees and Other Compensation by our Advisor and its Affiliates

Our advisor and its affiliates will receive substantial fees from us, which fees were not negotiated at arm’s length. These fees could influence our advisor’s advice to us as well as the judgment of affiliates of our advisor, some of whom also serve as our executive officers and directors and the key real estate, finance and securities professionals at our sponsor. Among other matters, these compensation arrangements could affect their judgment with respect to:

•
the continuation, renewal or enforcement of our agreements with our advisor, our affiliated selling agent and other affiliated entities, including the advisory agreement and our selling agreement with our affiliated selling agent;

•
public offerings of equity by us, which will likely entitle our affiliated selling agent to earn additional selling commissions and our advisor to acquisition fees, and increased asset management fees and asset servicing fees;

•
acquisitions of investments at higher purchase prices, which entitle our advisor to higher asset management fees and asset servicing fees regardless of the quality or performance of the investment or loan and, in the case of acquisitions of, real property from other affiliated entities, might entitle affiliates of our advisor to disposition fees or other compensation from the seller in connection with such sales; and

•	sales of real property, which entitle our advisor to disposition fees. Affiliated Property Manager

Our real properties may be managed and leased by an affiliated property manager and in the future there is potential for a number of the members of our advisor management team and our property manager to overlap. As a result, when the property manager is an affiliate, we will not have the benefit of independent property management to the same extent as if our advisor and our property manager were unaffiliated and did not share any employees or managers. In addition, given that our property manager may be an affiliate, our agreements with an affiliated property manager will not be at arm’s-length. Therefore, we will not have the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties.

No Arm’s-Length Agreements

All agreements, contracts or arrangements between or among us and affiliates, including our advisor and our affiliated selling agent, were not negotiated at arm’s-length. Such agreements, contracts or arrangements include our advisory agreement. The procedures with respect to conflicts of interest described herein were designed to lessen the effect of potential conflicts that arise from such relationships. However, we cannot assure you that these procedures will eliminate the conflicts of interest or reduce the risks related thereto.

Joint Ventures with Our Affiliates

Subject to approval by a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction as fair and reasonable to us and on substantially the same terms and conditions as those received by the other joint venturers in such joint venture, we may enter into joint ventures or other arrangements with our affiliates. Our advisor and its affiliates may have conflicts of interest in determining which of such entities should enter into any particular joint venture agreement. Our joint venture partners may have economic or business interests or goals that are or that may become inconsistent with our business interests or goals. In addition, should any joint venture be consummated, our advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of the affiliated joint venture partner and in managing the joint venture. Since our advisor will make investment decisions on our behalf, agreements and transactions between our advisor’s affiliates and us as joint venture partners with respect to any such joint venture will not have the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties.

Fees and Other Compensation to Our Advisor and its Affiliates

A transaction involving the purchase and sale of real property or real estate-related assets, including real estate secured loans and debt securities, may result in the receipt of commissions, fees and other compensation by our advisor and its affiliates. None of the agreements that provide for fees and other compensation to our advisor and its affiliates will be the result of arm’s-length negotiations. All such agreements, including our advisory agreement, require approval by a majority of our board of directors, including a majority of the independent directors, not otherwise interested in such transactions, as being fair and reasonable to us and on terms and conditions no less favorable than those that could be obtained from unaffiliated entities. The timing and nature of fees and compensation to our advisor or its affiliates could create a conflict between the interests of our advisor or its affiliates and those of our stockholders.

Subject to oversight by the board of directors, our advisor has considerable discretion with respect to all decisions relating to the terms and timing of all transactions. Therefore, our advisor may have conflicts of interest concerning certain actions taken on our behalf, particularly due to the fact that fees such as the asset management fees payable to our advisor, and the property management fees payable to our property manager, will generally be payable regardless of the quality of the real property, real estate related loans, and real estate-related assets acquired or the services provided to us.

Each transaction we enter into with our advisor or its affiliates is subject to an inherent conflict of interest. The board of directors may encounter conflicts of interest in enforcing our rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between us and any affiliate. The independent directors who are also otherwise disinterested in the transaction must approve each transaction between us and our advisor or any of its affiliates as being fair and reasonable to us and on terms and conditions no less favorable to us than those available from unaffiliated third parties.

Listing versus Liquidation

The initial decision about whether or not to list our shares on an exchange or liquidate will be made by our board of directors after consultation with our advisor. Any decision to liquidate will be subject to approval of our stockholders. Our advisor and the members of our board of directors who are affiliated with our advisor may be subject to a conflict of interest in evaluation of the choice between listing and liquidation. In this regard, if we liquidate, our advisor will no longer earn a monthly asset management fee based upon the fair market value of our assets, nor will it be eligible to continue to earn the various transaction-based fees (other than those related to liquidation of our assets) described under “Management Compensation” beginning on page 81. If we are listed rather than liquidated, our advisor will continue to receive the asset management fee and will be eligible to earn transaction-based fees.

Our board of directors has a fiduciary obligation to recommend the course of action that it believes in good faith to be in the best interest of shareholders taken as a whole. A majority of the members of our board of directors are not affiliated with our advisor and qualify as “independent directors” in accordance with the requirements for independence set forth under the NASAA REIT Guidelines.

Internalization of Management Functions

Our board of directors may decide in the future to internalize our management functions. If we do so, we may elect to negotiate to acquire our advisor’s assets and the personnel that our advisor utilizes to perform services on its behalf for us. The payment of such consideration could result in dilution of your interests as a stockholder and could reduce the income per share attributable to your investment. Additionally, although we would no longer bear the costs of the various fees and expenses we expect to pay to our advisor under the advisory agreement, our direct expenses would include general and administrative costs, including legal, accounting and other expenses related to corporate governance, SEC reporting and compliance. We would also be required to employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances as well as incur the compensation and benefits costs of our officers and other employees and consultants that will be paid by our advisor or its affiliates. We may issue equity awards to officers, employees and consultants, which awards would decrease our net income and funds from operations and may further dilute your investment. We cannot reasonably estimate the amount of advisory fees we would save or the costs we would incur if we become self-managed. If the expenses we assume as a result of internalization are higher than the expenses we avoid paying to our advisor, our income per share would be lower as a result of the internalization than it otherwise would have been, potentially decreasing the amount of cash available to distribute to our stockholders and the value of our shares.

Internalization transactions involving the acquisition of advisors affiliated with entity sponsors have also, in some cases, been the subject of litigation. Even if these claims are without merit, we could be forced to spend significant amounts of money defending claims which would reduce the amount of cash available for us to originate or acquire assets, and to pay distributions. If we internalize our management functions, we could have difficulty integrating these functions as a stand-alone entity. Currently, our advisor and its affiliates perform asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. These personnel have substantial know-how and experience which provides us with economies of scale. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. Certain key employees may not become employees of the advisor but may instead remain employees of the sponsor or its affiliates. An inability to manage an internalization transaction effectively could thus result in our incurring excess costs and suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management’s attention could be diverted from most effectively managing our investments.

Certain Conflict Mitigation Measures

As discussed above, we are subject to potential conflicts of interest arising out of our relationship with our advisor and its affiliates. These conflicts may relate to compensation arrangements, the allocation of investment opportunities, the terms and conditions on which various transactions might be entered into by us and our advisor or its affiliates and other situations in which our interests may differ from those of our advisor or its affiliates. We have adopted the procedures set forth below to address these potential conflicts of interest.

Advisor Compensation

The independent directors evaluate at least annually whether the compensation that we contract to pay to our advisor and its affiliates is reasonable in relation to the nature and quality of services performed and whether such compensation is within the limits prescribed by our charter. The independent directors will supervise the performance of our advisor and its affiliates and the compensation we pay to them to determine whether the provisions of our advisory agreement are being carried out. This evaluation will be based on the following factors as well as any other factors they deem relevant:

•	the amount of the fees and any other compensation, including stock-based compensation, paid to our advisor and its affiliates in relation to the size, composition and performance of the assets;

•	the success of our advisor in generating appropriate investment opportunities;

•	the rates charged to other companies, including other REITs, by advisors performing similar services;

•	additional revenues realized by our advisor and its affiliates through their relationship with us, including whether we pay them or they are paid by others with whom we do business;

•	the quality and extent of service and advice furnished by our advisor and its affiliates;

•	the performance of our investment portfolio; and

•	the quality of our portfolio relative to the investments generated by our advisor and its affiliates for their own account and for their other clients.

Term of Advisory Agreement

Each contract for the services of our advisor may not exceed one year, although there is no limit on the number of times that we may retain a particular advisor. Our charter provides that a majority of the independent directors may terminate our advisory agreement with or without cause or penalty on 60 days’ written notice. The Advisor may terminate our advisory agreement with good reason on 60 days’ written notice.

Independent Directors

The NASAA REIT Guidelines require our charter to define an independent director as a director who is not and has not for the last two years been associated, directly or indirectly, with our sponsor or our advisor. A director is deemed to be associated with our sponsor or our advisor if he or she owns any interest in, is employed by, is an officer or director of, or has any material business or professional relationship with our sponsor, our advisor or any of their affiliates, performs services (other than as a director) for us, or serves as a director or trustee for more than three REITs sponsored by our sponsor or advised by our advisor. A business or professional relationship will be deemed material per se if the gross revenue derived by the director from our sponsor, our advisor or any of their affiliates exceeds five percent of (1) the director’s annual gross revenue derived from all sources during either of the last two years or (2) the director’s net worth on a fair market value basis. An indirect relationship is defined to include circumstances in which the director’s spouse, parents, children, siblings, mothers- or fathers-in-law, sons- or daughters-in-law or brothers- or sisters-in-law is or has been associated with us, our sponsor, our advisor or any of its affiliates.

A majority of our board of directors, including a majority of the independent directors, must determine the method used by our advisor for the allocation of the acquisition of investments by two or more affiliated programs seeking to acquire similar types of assets is fair and reasonable to us. Our independent directors, acting as a group, will resolve potential conflicts of interest whenever they determine that the exercise of independent judgment by the full board of directors or our advisor or its affiliates could reasonably be compromised. However, the independent directors may not take any action which, under Maryland law, must be taken by the entire board of directors or which is otherwise not within their authority. The independent directors, as a group, are authorized to retain their own legal and financial advisors. Among the matters we expect the independent directors to review and act upon are:

•	the continuation, renewal or enforcement of our agreements with our advisor and its affiliates, including the advisory agreement and the property management agreement;

•	transactions with affiliates, including our directors and officers;

•	awards under our equity incentive plan; and

•	pursuit of a potential liquidity event.

Those conflict of interest matters that cannot be delegated to the independent directors, as a group, under Maryland law must be acted upon by both the board of directors and the independent directors.

Role of the Lead Independent Director

Our bylaws requires that at least one of the members of our board of directors must be an individual who is not, and has not been during the past five years, an officer, director (including an independent director), employee or business associate of our advisor or any of its affiliates, and that only a director who meets this standard may serve as our lead independent director. Under our bylaws, our lead independent director will have authority to convene and chair meetings of our independent directors to address such matters as the lead independent director deems appropriate. The lead independent director does not have any additional authority over the other independent directors, and the Company expects each independent director to participate fully and consider and vote upon all matters where they do not have a conflicting interest. However, if we are considering a transaction with an affiliate and all of our other independent directors are conflicted, then our lead independent director will have sole authority to approve or reject the proposed transaction.

Our Acquisitions

We will not purchase or lease assets in which our sponsor, our advisor, any of our directors or any of their affiliates has an interest without a determination by a majority of our directors (including a majority of the independent directors) not otherwise interested in the transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the asset to our sponsor, the advisor, the director or the affiliated seller or lessor, unless there is substantial justification for the excess amount and such excess is reasonable. In no event may we acquire any such asset at an amount in excess of its current appraised value.

The consideration we pay for real property will ordinarily be based on the fair market value of the property as determined by a majority of the members of the board of directors or the members of a duly authorized committee of the board. In cases in which a majority of our independent directors so determine, and in all cases in which real property is acquired from our sponsor, our advisor, any of our directors or any of their affiliates, the fair market value shall be determined by an independent expert selected by our independent directors not otherwise interested in the transaction.

Real Estate Secured Loans Involving Affiliates

Our charter prohibits us from investing in or making real estate secured loans in which the transaction is with our sponsor, our advisor, our directors or any of their affiliates, unless an independent appraiser appraises the underlying property. We must keep the appraisal for at least five years and make it available for inspection and duplication by any of our common stockholders. In addition, a mortgagee’s or owner’s title insurance policy or commitment as to the priority of the mortgage or the condition of the title must be obtained. However, we may acquire an investment in a loan payable by our advisor or any of its affiliates, when our advisor has assumed the obligations of the borrower under that loan through a foreclosure on the property. In addition, we may invest in loans that were originated by affiliates provided the loan(s) otherwise satisfy all of our lending criteria. Our charter also prohibits us from making or investing in any real estate secured loans that are subordinate to any real estate secured loan or equity interest of our sponsor, our advisor, our directors or any of their affiliates.

In addition, we may participate in loans with our affiliates, but only provided that a majority of our directors (including a majority of our independent directors) not otherwise interested in such transaction approve such transaction as fair and reasonable to us and on terms and conditions no less favorable to us than those available from unaffiliated third parties. Typically, we participate in loans if:

•	We did not have sufficient funds to invest in an entire loan;

•	We are seeking to increase the diversification of our loan portfolio; or

•	A loan fits within our investment guidelines, however it would be disproportionately large given our then existing portfolio.

We will not borrow from our sponsor, our advisor, any of our directors or any of their affiliates unless a majority of our directors (including a majority of independent directors) not otherwise interested in such transaction approves the transaction as being fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties.

The foregoing restrictions on loans will only apply to advances of cash that are commonly viewed as loans, as determined by our board of directors. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought nor would the prohibition limit our ability to advance reimbursable expenses incurred by directors or officers or our advisor or its affiliates.

Other Transactions Involving Affiliates

A majority of our directors, including a majority of the independent directors not otherwise interested in the transaction, must conclude that all other transactions between us and our sponsor, our advisor, any of our directors or any of their affiliates are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. To the extent that we contemplate any transactions with affiliates, members of our board who serve on the board of the affiliated entity will be deemed “interested directors” and will not participate in approving or making other substantive decisions with respect to such related party transactions.

Limitation on Operating Expenses

After commencement of this offering, in compliance with the NASAA REIT Guidelines, our advisor must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income, unless the independent directors have determined that such excess expenses were justified based on unusual and non-recurring factors. “Average invested assets” means the average of the aggregate monthly book value of our assets during a specified period invested, directly or indirectly in equity interests in and loans secured by real estate, before deducting depreciation, bad debts or other non-cash reserves. “Total operating expenses” means all costs and expenses paid or incurred by us, as determined under GAAP, that are in any way related to our operation, including advisory fees, but excluding (i) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of our stock; (ii) interest payments; (iii) taxes; (iv) non-cash expenditures such as depreciation, amortization and bad debt reserves; (v) incentive fees paid in compliance with the NASAA REIT Guidelines; (vi) acquisition fees and expenses; (vii) real estate commissions on the sale of real property; and (viii) other fees and expenses connected with the acquisition, disposition, management and ownership of real estate interests, mortgage loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property).

Notwithstanding the foregoing, to the extent that operating expenses payable or reimbursable by us exceed these limits and the independent directors determine that the excess expenses were justified based on unusual and nonrecurring factors which they deem sufficient, our advisor may be reimbursed in future periods for the full amount of the excess expenses or any portion thereof. Within 60 days after the end of any fiscal quarter for which our total operating expenses for the four consecutive fiscal quarters then ended exceed these limits, we will send our stockholders a written disclosure of such fact, together with an explanation of the factors our independent directors considered in arriving at the conclusion that such excess expenses were justified. In addition, our independent directors will review the total fees and expense reimbursements for operating expenses paid to our advisor to determine if they are reasonable in light of our performance, our net assets and our net income and the fees and expenses of other comparable unaffiliated REITs.

Issuance of Options and Warrants to Certain Affiliates

Until our shares of common stock are listed on a national securities exchange, we will not issue options or warrants to purchase our common stock to our advisor, our sponsor or any of their affiliates, except on the same terms as such options or warrants, if any, are sold to the general public. We may issue options or warrants to persons other than our advisor, our sponsor and their affiliates prior to listing our common stock on a national securities exchange, but not at an exercise price less than the fair market value of the underlying securities on the date of grant and not for consideration (which may include services) that in the judgment of our board of directors has a market value less than the value of such option or warrant on the date of grant. Any options or warrants we issue to our advisor, our sponsor or any of their affiliates shall not exceed an amount equal to 10% of the outstanding shares of our common stock on the date of grant.

Risks Related to Conflicts of Interest

The fees we pay to affiliates in connection with this offering and in connection with the acquisition and management of our investments were not determined on an arm’s length basis; therefore, we do not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties.

The fees to be paid to our advisor, and other affiliates for services they provide for us were not determined on an arm’s length basis. As a result, the fees have been determined without the benefit of arm’s length negotiations of the type normally conducted between unrelated parties and may be in excess of amounts that we would otherwise pay to third parties for such services.

Our executive officers and our advisor’s key real estate, finance and securities professionals will face conflicts of interest caused by our compensation arrangements with our advisor and its affiliates, which could result in actions that are not in the long-term best interests of our company.

Our executive officers and our advisor’s key real estate, finance and securities professionals are also officers, directors, managers and/or key professionals of our sponsor, our affiliated selling agent and other affiliated entities. Our advisor, our affiliated selling agent and other affiliated entities will receive substantial fees from us. These fees could influence the advice given to us by the key personnel of our advisor and its affiliates. Among other matters, these compensation arrangements could affect their judgment with respect to:

•
the continuation, renewal or enforcement of our agreements with our advisor, our affiliated selling agent and other affiliated entities, including the advisory agreement and our selling agreement with our affiliated selling agent;

•	public offerings of equity by us, which would enable our affiliated selling agent to earn additional selling commissions and our advisor to earn additional acquisition and asset management fees;

•
acquisitions of investments and loans originated for us by affiliates, which entitle our advisor to asset management fees and, in the case of acquisitions of real property from other affiliated entities, might entitle affiliates of our advisor to disposition fees in connection with services for the seller;

•	real property sales, since the asset management fees payable to our advisor will decrease;

•	sales of real property, which entitle our advisor to disposition fees; and

•	borrowings to acquire investments and loans originated for us by affiliates, which borrowings will increase the debt financing fees, and asset management fees payable to our advisor.

The fees our advisor receives in connection with transactions involving the acquisition of an asset are based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to us. Additionally, the payment of certain fees may influence our advisor to recommend transactions with respect to the sale of a property or properties that may not be in our best interest at the time. Investments with higher net operating income growth potential are generally riskier or more speculative. In evaluating investments and other management strategies, the opportunity to earn fees may lead our advisor to place undue emphasis on criteria relating to its compensation at the expense of other criteria, such as the preservation of capital, to achieve higher short-term compensation. Considerations relating to our affiliates’ compensation from us and other affiliates could result in decisions that are not in the best interests of our stockholders, which could hurt our ability to pay you distributions or result in a decline in the value of your investment.

Furthermore certain management personnel will be performing services for our advisor. The loyalties of these individuals to other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to you and to maintain or increase the value of our assets.

We may purchase real property and other real estate-related assets from third parties who have existing or previous business relationships with affiliates of our advisor, and, as a result, in any such transaction, we may not have the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties.

We may purchase real estate secured loans and other real estate-related assets from third parties that have existing or previous business relationships with affiliates of our advisor. The officers, directors or employees of our advisor and its affiliates may have a conflict in representing our interests in these transactions on the one hand and the interests of such affiliates in preserving or furthering their respective relationships on the other hand. In any such transaction, we will not have the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties, and the purchase price or fees paid by us may be in excess of amounts that we would otherwise pay to third parties.

 Internalization of our management functions.

Your interest in us could be diluted and we could incur other significant costs associated with being self-managed if we internalize our management functions.

Our board of directors may decide in the future to internalize our management functions. If we do so, we may elect to negotiate to acquire our advisor’s assets and the personnel that our advisor utilizes to perform services on its behalf for us. The payment of such consideration could result in dilution of your interests as a stockholder and could reduce the income per share attributable to your investment. Additionally, although we would no longer bear the costs of the various fees and expenses we expect to pay to our advisor under the advisory agreement, our direct expenses would include general and administrative costs, including legal, accounting and other expenses related to corporate governance, SEC reporting and compliance. We would also be required to employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances as well as incur the compensation and benefits costs of our officers and other employees and consultants that will be paid by our advisor or its affiliates. We may issue equity awards to officers, employees and consultants, which awards would decrease our net income and funds from operations and may further dilute your investment. We cannot reasonably estimate the amount of advisory fees we would save or the costs we would incur if we become self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to our advisor, our income per share would be lower as a result of the internalization than it otherwise would have been, potentially decreasing the amount of cash available to distribute to our stockholders and the value of our shares.

Internalization transactions involving the acquisition of advisors affiliated with entity sponsors have also, in some cases, been the subject of litigation. Even if these claims are without merit, we could be forced to spend significant amounts of money defending claims which would reduce the amount of cash available for us to originate or acquire assets, and to pay distributions. If we internalize our management functions, we could have difficulty integrating these functions as a stand-alone entity. Currently, our advisor and its affiliates perform asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. These personnel have substantial know-how and experience which provides us with economies of scale. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. Certain key employees may not become employees of the advisor but may instead remain employees of the sponsor or its affiliates. An inability to manage an internalization transaction effectively could thus result in our incurring excess costs and suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management’s attention could be diverted from most effectively managing our investments

Item 13. Financial Statements

Note 2. Basis of Presentation and Use of Estimates, page F-4

13.
Within your financial statement disclosures addressing significant accounting policies, please provide disclosure highlighting your election to utilize the extended transition period for complying with new or revised accounting standards pursuant to Section 102(b)(2) of the Jumpstart Our Business Startup Act of 2012.

We have advised our Auditor of this disclosure.  In addition we have inserted the following language in  Item 11 of the Form 10, under  “Additional Information”:

Emerging Growth Company Status

In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or the JOBS Act. We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We have not made a decision as to whether to take advantage of any or all of the exemptions available to us under the JOBS Act. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result.

In addition, the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to subsequently elect to instead comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

We could remain an “emerging growth company” for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues equals or exceeds $1 billion, (2) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

Page 4.

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip at (202)551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3386 with any other questions.